THE WESTAIM CORPORATION
ANNUAL REPORT 2007

All figures are in Canadian dollars, unless otherwise stated.

LETTER TO SHAREHOLDERS
2007 marked a year of transition and change for The Westaim Corporation.
During the year, the Board of Directors began a review of strategic alternatives to preserve the Company’s resources and balance sheet, and maximize long-term value for shareholders.
We took immediate action by putting a plan in place to sell Westaim’s non-core assets. During the year we sold our real estate assets in Fort Saskatchewan for proceeds of $14.4 million, realizing a gain of $8.6 million, and we sold a non-core subsidiary for a gain of $7.2 million. We also reduced staff at our head office and reduced other corporate expenses.
The most significant actions taken as part of the strategic review were the operational and organizational changes that were made at our iFire Technology subsidiary in the second quarter and again in the fourth quarter. Further to these changes, we announced our intention to freeze the development of iFire’s thick dielectric electroluminescent (TDEL) technology and seek a buyer for the iFire business or its assets.
Our decision to discontinue research and development at iFire was a necessary action. iFire’s technology development had progressed more slowly than expected, which was extending the product development timeline past that which we had originally anticipated and past the timeframe that our financial resources would allow. In addition, rapid price reductions and recent improvements in resolution and colour saturation by the incumbent technologies, Liquid Crystal Display (LCD) and Plasma Display Panels (PDP), as well as the introduction of new Organic Light Emitting Diode (OLED) televisions in 2007, made it clear that competition in the flat panel television market was becoming fierce.
As a result of these operational and organizational changes at iFire, Westaim recorded a loss from discontinued operations of $55.2 million in 2007 relating to iFire, including a writedown of assets of $22.1 million. Our focus is now on realizing maximum possible value for the assets of iFire and the sale process is underway.
In the third quarter of 2007, Westaim disclosed exposure to the frozen $33 billion market for Canadian third-party asset backed commercial paper (ABCP). At the time of purchase, all of Westaim’s ABCP holdings met the criteria of the Company’s investment policy and were rated R-1 (high) by DBRS. Of the Company’s initial $19.7 million exposure to the ABCP market, we realized full value on $2.6 million of the paper and then took measures to diversify risk and reduce exposure to the uncertain credit markets on the balance by selling 50 per cent of the ABCP, with a face value of $8.5 million for proceeds of $6.0 million. Our remaining holdings have a face value of $8.5 million and have been written down to $6.0 million.
To improve our liquidity position affected by the frozen ABCP market, Westaim obtained a $6.3 million credit line from a major financial institution available for a one-year period secured only by the equivalent face value of ABCP investments. We will maintain our conservative approach in managing this situation and will be closely monitoring the ABCP market for opportunities to further reduce our exposure.

Westaim’s NUCRYST Pharmaceuticals subsidiary also employed a strategic approach to its business in 2007. NUCRYST’s financial results improved significantly over 2006 as a result of management’s efforts to reduce operating and R&D costs and by the addition of $10.1 million in milestone revenue earned from Smith & Nephew over the year. In the third quarter, amendments were made to NUCRYST’s agreements with Smith & Nephew that will allow both companies to focus on the growth of their respective interests in nanocrystalline silver medical products.
NUCRYST also made progress in 2007 with the development of new medical products using its patent-protected NPI 32101 nanocrystalline silver powder. The US Food and Drug Administration (FDA) granted 510(k) clearance for a topical prescription device containing NUCRYST’s NPI 32101 as a broad spectrum antimicrobial barrier cream and NUCRYST made a further application to the FDA for claims that the cream also relieves signs and symptoms of dermatoses. NUCRYST also continued pre-clinical research on products containing NPI 32101 for the treatment of gastrointestinal conditions.
Westaim ended the year with $31.0 million in consolidated cash and cash equivalents. Excluding the cash of NUCRYST, Westaim’s cash position was $13.2 million plus ABCP with a book value of $6.0 million.
Westaim’s management and Board of Directors are heavily invested in the Company and our interests are very much aligned with the broader shareholder base as we continue to take action to improve the Company’s performance and maximize value realized for the Company’s investments. In January 2008, we realized $4.5 million in proceeds from the sale of a 75 per cent interest in another non-core subsidiary and we expect to realize further proceeds for the balance of our interest in this subsidiary in the first half of 2008. By mid-year, we also expect to have more clarity on the level of proceeds to be realized from the sale of the iFire business or its assets.
On behalf of the Board of Directors, I would like to acknowledge our employees and shareholders for their ongoing commitment and support as we continue to assess the future direction and structure of the Company moving forward.
SIGNED

G. A. (Drew) Fitch,
President & CEO

MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s Discussion and Analysis of the results of operations and financial condition for the years ended December 31, 2007 and December 31, 2006 was prepared as at February 11, 2008 and should be read in conjunction with the Consolidated Financial Statements of The Westaim Corporation for the years ended December 31, 2007 and December 31, 2006 and the accompanying notes thereto. Additional information relating to The Westaim Corporation, including its annual information form, is available on SEDAR at www.sedar.com and the Company’s website (as hereinafter defined) at www.westaim.com. All dollar amounts contained herein are denominated in Canadian dollars unless otherwise specified.
DESCRIPTION OF THE BUSINESS
The Westaim Corporation (“Westaim” or the “Company”) is a holding company with investments in two technology businesses, Nucryst Pharmaceuticals Corp. (“Nucryst”), a company that develops, manufactures and commercializes innovative medical products that fight infection and inflammation and iFire Technology Ltd. (“iFire”), a company with a novel flat panel display technology.
The Company’s strategy has been to develop the independent technical, operating and marketing and sales capabilities of its technology investments through the early years of product introduction and commercialization with the objective of taking these technologies public through initial public offerings. In December 2005, Nucryst completed an initial public offering of its common shares and its shares trade on the NASDAQ Stock Market and the Toronto Stock Exchange.
On April 23, 2007, the Company announced that it was undertaking a review of its business strategy. The Board of Directors directed management of the Company to consider strategic alternatives to maximize value for shareholders. As part of the strategic review, in the second quarter of 2007, the Company sold its real estate holdings in Fort Saskatchewan, Alberta for net proceeds of $14.4 million and recorded a gain on the sale of these assets of $8.6 million. In addition, the Company announced operational changes at iFire and organization changes at the corporate offices of the Company. At iFire, staffing levels were reduced to a core team focused on advancing phosphor performance and reducing variability in luminance, life and uniformity. On November 13, 2007, the Company announced that it was further reducing staff levels at iFire and would seek a buyer for the business, facilities and intellectual property associated with iFire’s proprietary technology. Development efforts on iFire’s technology were discontinued at that time. Corporate management and administrative staff levels in Fort Saskatchewan and Calgary were also reduced as part of the broader reorganization.
Reorganization costs, including severance and transition costs of $8.8 million have been included in operating costs and in discontinued operations in 2007. Total costs for the Company’s restructuring are estimated to be $9.0 million by the end of the first quarter of 2008. Details of the costs of this restructuring are reported in note 20 of the Company’s consolidated financial statements.
The Board of Directors is continuing to review strategic alternatives for the Company. Overall, the nature of the strategic options open to the Company will be dependent in part upon the outcome and timing of the sale of the iFire business and could involve amongst other things a sale, merger or other transaction involving the Company or parts of the Company, or potentially an orderly windup of the Company’s operations.

CONSOLIDATED RESULTS
OVERVIEW
For the year ended December 31, 2007, the Company reported a net loss of $58.0 million compared to a net loss of $50.6 million in 2006. The loss from continuing operations was $2.8 million in 2007, compared to a loss of $12.9 million in 2006. The reduction in the loss from operations resulted from improved operating results at Nucryst, gains on sale of assets and dilution gains from Westaim investment holdings offset in part by reorganization costs and losses on Canadian asset-backed commercial paper (“ABCP”) holdings. The loss from discontinued operations of $55.2 million for the year ended December 31, 2007 compared to a loss of $37.7 million in 2006, relates to the operations of iFire and includes a write-down of capital assets of $22.1 million. Revenues from continuing operations for the year ended December 31, 2007 were $31.8 million compared to $27.6 million in 2006.
The basic and diluted net loss per common share was $0.62 in 2007 compared to $0.54 in 2006. The basic and diluted net loss per common share from continuing operations was $0.03 in 2007 and $0.14 in 2006. The basic weighted average number of common shares outstanding was 94.1 million and 93.5 million in 2007 and 2006 respectively.
Continuing operations primarily reflects corporate costs and the results of the Company’s operating subsidiary, Nucryst. Revenues increased by $4.2 million in 2007 reflecting $10.1 million in milestone revenue partially offset by a manufacturing cost rebate of $4.6 million and the impact of the strengthening Canadian dollar.
A comparison of operating costs from continuing operations in 2007 compared to 2006 is as follows:

		% of		% of
($millions)	2007	Revenue*	2006	Revenue

Manufacturing	$14.6	56%	$17.3	63%
Research and development	6.4	24%	12.1	44%
General and administrative	9.3	36%	6.8	25%
Depreciation and amortization	2.1	8%	2.6	9%
Corporate Costs	10.9	42%	6.1	22%

	$43.3		$44.9

*	revenue excludes Nucryst milestone revenue of $10.1 million earned in 2007 and manufacturing cost rebate payments of $4.6 million made in 2007.
The decrease in manufacturing costs relates to the production of Acticoat™ wound care products by Nucryst and is primarily the result of production efficiencies implemented in 2007 and the shipment of inventory produced at lower unit costs in 2006. The decrease in research and development expenses reflects significantly lower spending at Nucryst in 2007 relating to pharmaceutical clinical trials. The increase in general and administrative costs reflects increased administrative costs at Nucryst primarily as the result of non-recurring costs incurred in the year. These costs included recruitment and severance costs, stock-based compensation and consulting services relating to business development. Depreciation and amortization is down by $0.5 million reflecting the sale of the Company’s Fort Saskatchewan facilities in May 2007.
Corporate costs increased by $4.8 million to $10.9 million in 2007 primarily as a result of the one-time corporate restructuring costs of $4.9 million incurred in 2007.
Foreign exchange losses were $3.8 million in 2007 compared to $0.7 million in 2006. The 2007 loss reflects the continuing impact of the strong Canadian dollar on US dollar denominated working capital balances during the year. Interest income of $1.8 million in 2007 was $1.4 million lower than 2006, reflecting lower average cash balances as a result of cash used in operating activities. In addition, the Company did not accrue interest on its investments in

CONSOLIDATED RESULTS
OVERVIEW (continued)
ABCP after the $33 billion market for third party ABCP became illiquid in August 2007. Losses related to the Company’s investment in ABCP totaled $5.1 million or 30% of the original face value of these investments. These losses are more fully discussed under “Liquidity and Capital Resources” below.
In 2007, the Company recorded a $1.2 million write-down of capital assets at Nucryst as a result of obsolete assets being replaced with newer, more efficient production equipment. The write-down of capital assets in 2006 of $1.2 million reflected the write-off of capitalized design costs for a pharmaceutical production facility meeting Good Manufacturing Practices. A gain on sale of investment of $2.6 million was reported in 2007 relating to the sale of shares of a former subsidiary in the fourth quarter. Earlier in 2007, this former subsidiary had issued shares to private investors which resulted in the Company reporting a dilution gain of $4.5 million.
In 2007, the Company also reported an $8.6 million gain on sale of its Fort Saskatchewan real estate.
Non-controlling interest reflects the proportionate share of Nucryst results allocated to minority shareholders. The Company’s interest in Nucryst was 74.5% at December 31, 2007 compared to 74.8% at December 31, 2006.
Discontinued operations are discussed more fully below under “Discontinued Operations” and in Note 3 to the audited consolidated financial statements of the Company for the year ended December 31, 2007.
Net loss in the fourth quarter of 2007 was $26.8 million compared to a net loss of $11.0 million in 2006. Net income from continuing operations in the fourth quarter of 2007 was $1.2 million compared to a $2.2 million loss reported in 2006. Improvements in operating results in 2007 reflected higher earnings in Nucryst driven by US $5.0 million milestone revenue and gain on the sale of investment of $2.6 million offset by write-downs and losses relating to ABCP totaling $2.1 million. The loss from discontinued operations in the fourth quarter of 2007 of $28.0 million includes a $22.1 million write-down of iFire’s capital assets, compared to a loss of $8.8 million in 2006.
OPERATIONS
Performance Measures
As a developer of new technologies, the Company uses financial and technical performance measures to track corporate performance. The Company and its subsidiaries develop comprehensive long-range plans and annual plans with a view to maximizing long-term shareholder value. Success of each business segment is measured on its ability to achieve performance milestones within a specified timeframe. These milestones generally relate to specific research and development targets. Given the uncertainty surrounding the development of new technologies, these milestones are reviewed and updated on a regular basis during the year. Financial milestones are also set and measured. Financial performance may relate to sales activity for commercial products or the achievement of results within operating expense and capital budget targets.
Subsidiaries
The Company’s operations have been organized into two business segments — iFire and Nucryst.
•	iFire
On November 13, 2007, the Company announced that it was seeking a buyer for the business and assets of iFire. Accordingly, the results from operations of this business have been accounted for on a discontinued basis and its results are discussed under “Discontinued Operations” below.

CONSOLIDATED RESULTS
OPERATIONS (continued)
•	Nucryst Operations
Nucryst researches, develops, manufactures and commercializes innovative medical products that fight infection and inflammation. Nucryst’s patented technology enables it to convert silver’s microcrystalline structure into an atomically disordered nanocrystalline coating which Nucryst believes enhances silver’s natural antimicrobial properties. In addition, Nucryst’s nanocrystalline silver has exhibited potent anti-inflammatory properties in pre-clinical studies.
In December 2005, Nucryst completed its initial public offering of 4.5 million common shares. The net proceeds of this offering were US $39.1 million before repayment of intercompany debt to the Company of US $6.9 million. Westaim owned 74.5% of Nucryst’s common shares at December 31, 2007. Westaim’s return on its investment in Nucryst is dependent on a number of factors beyond its control. See “Risks and Uncertainties”.
Wound Care Products — Acticoat™ Burn Dressings and Acticoat™ 7 Dressings, targeting the burn and chronic wound markets, were developed and sold by Nucryst until May 2001 when a series of agreements were completed with Smith & Nephew plc (“Smith & Nephew”) under which Smith & Nephew acquired an exclusive global license to Nucryst’s SILCRYST™ antimicrobial coating technology, together with Nucryst’s U.S. and Canadian Acticoat™ burn dressing business, the Acticoat™ trademark, various regulatory approvals and certain manufacturing equipment that Nucryst leased back. Nucryst continues to manufacture Acticoat™ products exclusively for Smith & Nephew and, until September 30, 2007, received reimbursement for all manufacturing costs plus royalty payments and milestone payments based on Smith & Nephew’s global sales. On September 30, 2007, Nucryst signed amended agreements with Smith & Nephew, further discussed below. All payments under the agreements with Smith & Nephew are made to Nucryst in US dollars.
Nucryst’s license to Smith & Nephew grants Smith & Nephew the exclusive worldwide right to market, distribute and sell Acticoat™ products using Nucryst’s SILCRYST™ coatings for use on non-minor dermal wounds or burns in humans (the “Field”) including improvements to those products, and any new products developed with Smith & Nephew using Nucryst’s SILCRYST™ coatings or powders in the Field. This exclusive right does not apply to other types of products outside the Field that Nucryst may develop using its technology, such as pharmaceutical products under development. The license and development agreement expires in May 2026, although it may be terminated earlier by either party if the other party fails to cure a material breach of the agreement, suspends its operations or ceases to carry on business or files for bankruptcy or takes other similar actions. There are currently six product families with SILCRYST™ coatings manufactured by Nucryst for Smith & Nephew at its Fort Saskatchewan plant: Acticoat™ Burn, Acticoat™ 7, Acticoat™ Absorbent, Acticoat™ Moisture Control, Acticoat™ Site, and Acticoat™ Post-Op.
Until September 30, 2007, Nucryst’s revenues under its agreements with Smith & Nephew consisted of manufacturing cost reimbursements, royalties, payments upon the achievement of specified milestones and reimbursement for costs incurred in connection with the development or improvement of SILCRYST™ products covered by the agreements with Smith & Nephew. Until September 30, 2007, Nucryst received reimbursement for the cost of manufacturing products sold to Smith & Nephew. Manufacturing costs are recorded both as offsetting revenue and expense items in the consolidated statement of operations upon shipment to Smith & Nephew. Effective September 30, 2007, the method of calculating manufacturing cost reimbursement and development cost reimbursement changed. Nucryst continues to earn royalty revenues based upon Smith & Nephew’s sales of Acticoat™ products to its customers. Royalty revenue varies in proportion to increases or decreases in Smith & Nephew’s sales of its Acticoat™ products. Nucryst also continues to receive milestone payments upon Smith & Nephew’s achievement of specified sales thresholds of Acticoat™ products and upon the achievement of specified regulatory events. To the end of 2007, Nucryst had earned US $29.0 million of a potential US $56.5 million in milestone payments.

CONSOLIDATED RESULTS
OPERATIONS (continued)
2007 Amendments to the Smith & Nephew Agreements — On September 30, 2007, Nucryst signed amended agreements with Smith & Nephew for the manufacture and sale of Acticoat™ products. Nucryst believes that the advanced wound care market, including the silver dressing segment, has become significantly more competitive since the original agreements were signed in 2001. Both Nucryst and Smith & Nephew recognized the need to restructure the agreements to better enable the parties to work jointly and individually to support both the continued growth of Acticoat™ products and their respective businesses in the context of increasing competitive pressures.
The material changes to the agreements are as follows:
•	Nucryst earned a US $5.0 million milestone payment in the third quarter of 2007 reflecting revisions in milestone sales targets. The achievement criterion for the remaining milestone payments remains unchanged under the new agreements. In the fourth quarter of 2007, Nucryst earned a further US $5.0 million milestone as a result of Smith & Nephew achieving a specified sales threshold. The maximum amount of milestone payments that Nucryst may receive is US $56.5 million, of which, US $29.0 million has been earned as at December 31, 2007.

•	Under the previous agreements, the price paid by Smith & Nephew for Acticoat™ products was Nucryst’s fully allocated cost of goods sold including equipment depreciation. The costing mechanism has been amended effective January 1, 2007 to a fixed overhead charge plus direct costs incurred in manufacturing Acticoat™ products.

•	The overhead charge payable by Smith & Nephew in 2007 through 2009 has been fixed at a minimum floor amount equal to the 2007 overhead charge. This floor amount will be payable by Smith & Nephew regardless of the actual volume of Acticoat™ products ordered by Smith & Nephew. Nucryst may use any actual overhead cost savings achieved by Nucryst over the next two years to offset an annual manufacturing cost rebate in the amount of US $4.5 million that Nucryst has agreed to make to Smith & Nephew beginning in 2007 through 2009.

•	Nucryst recorded a US $4.5 million reduction in wound care product revenue in 2007 with respect to a manufacturing cost rebate made to Smith & Nephew in October 2007. A similar reduction will be recorded in 2008 and 2009 subject to adjustments for actual overhead cost savings achieved. In 2010, the parties will establish new fixed prices after taking into account the cost savings achieved by Nucryst in the previous three years.

•	A non-compete clause has been deleted from the original agreements to allow Smith & Nephew to broaden its wound care dressings product line to include other forms of silver. In exchange, Smith & Nephew’s exclusive license has been limited to existing Acticoat™ products and such new wound care or burn products that the parties agree to develop together using Nucryst’s Silcryst™ technology.

•	New wound care and burn products developed alone by Nucryst that contain Nucryst’s nanocrystalline silver technology will be initially offered to Smith & Nephew. If Smith & Nephew declines to commercialize any of these products, Nucryst will be free to pursue other commercialization options.

•	Nucryst will contribute its own internal development costs towards the joint development of new products with Smith & Nephew up to a maximum amount per year equivalent to 1.5% of Smith & Nephew’s sales of Acticoat™ products in the year. This replaces a system whereby Smith & Nephew reimbursed Nucryst for all of its product development costs.

•	Royalty rates will be maintained, except for the elimination of a supplemental royalty that was payable to Nucryst only if certain gross profit margins were achieved on sales of Acticoat™ products over a specified threshold.
Other Products — Nucryst is developing new products to extend its nanocrystalline silver technology to the treatment of infections and inflammatory conditions. Nucryst is continuing its efforts to develop a pharmaceutical product for the treatment of gastrointestinal conditions and a topical cream containing its nanocrystalline silver powder, referred to as NPI 32101, as a medical device for the treatment of dermatological conditions. Based on

CONSOLIDATED RESULTS
OPERATIONS (continued)
preclinical results in a variety of in vitro and in vivo models and the consistently favourable safety data generated in all studies, Nucryst is conducting pre-clinical research on the use of NPI 32101 for the treatment of dermatological conditions as a 510-K prescription device. In July 2007, the U.S. Food & Drug Administration (“FDA”) granted Nucryst 510(k) clearance for a prescription topical cream containing NPI 32101 as a broad-spectrum antimicrobial barrier cream to organisms including Pseudomonas aeruginosa, Staphyloccocus aureus, including strains resistant to methicillin — or MRSA. Gaining FDA clearance is a first step toward marketing this proprietary technology in this new formulation. Nucryst is actively exploring commercialization options and as part of this process, marketing plans and timing for this product will be determined. The market potential of new products will be largely determined by the distribution channel decisions that Nucryst is currently in the process of evaluating. Nucryst has recently filed another 510(k) submission to the FDA to expand the claims and indications for its barrier cream in the relief of the signs and symptoms of dermatoses. If cleared by the FDA, Nucryst believes this will broaden the market potential of new products.
•	Nucryst Financial Results
Nucryst’s operating loss for the year ended December 31, 2007 was $0.3 million compared to a loss of $11.2 million in 2006.
The financial results of Nucryst are summarized as follows:

($millions)	2007	2006	2005

Wound care product revenue	$26.3	$27.6	$22.7
Manufacturing cost rebate	(4.6)	—	—
Milestone revenue	10.1	—	5.9

Total revenue	$31.8	$27.6	$28.6
Manufacturing costs (1)	$15.9	$18.2	$11.4
Wound care gross margin excluding milestone revenue	$5.8	$9.4	$11.3
Operating (loss) income	$(0.6)	$(11.2)	$1.6

(1)	Manufacturing costs include related depreciation and are net of intercompany charges
Revenue — Total revenue for the year ended December 31, 2007 was $31.8 million compared to $27.6 million for the year ended December 31, 2006. Product related revenues, before milestone revenue of $10.1 million and adjustments of $4.6 million resulting from amendments to the Smith & Nephew agreements discussed above, decreased $1.3 million or 5.0% to $26.3 million from $27.6 million in 2006. This decrease was the result of the foreign exchange impact of a strong Canadian dollar in 2007 partially offset by increased product shipments and royalty revenues resulting from increased sales of Acticoat™ products by Smith & Nephew.
Manufacturing Costs — Manufacturing costs, including related depreciation, for the year ended December 31, 2007 were $15.9 million compared to $18.2 million for the year ended December 31, 2006. The reduction is due to the combined effect of manufacturing cost savings realized in 2007 through the implementation of efficiencies in Nucryst’s manufacturing processes, and shipments in 2007 of inventory produced at lower unit costs in 2006. Finished goods inventory was $0.2 million at December 31, 2007 compared to $3.2 million at December 31, 2006. During 2007, Nucryst realized reductions in manufacturing and overhead costs through lower head counts, manufacturing process improvements and leased space consolidation. Nucryst plans to continue to manage its manufacturing costs to achieve further cost reductions in 2008.

CONSOLIDATED RESULTS
OPERATIONS (continued)
Gross Margin — Gross margin excluding milestone revenue for the year ended December 31, 2007 was $5.8 million compared to $9.4 million for the year ended December 31, 2006. This reduction in gross margin, excluding milestone revenue, is primarily the result of the manufacturing cost rebate which reduced revenue in 2007. The effect of the manufacturing cost rebate on the Nucryst gross margin was only partially offset by manufacturing cost reductions realized in 2007 and the shipment of inventory to Smith & Nephew in early 2007 which had a lower unit cost than goods subsequently produced and shipped later in 2007. Pursuant to the revised agreements with Smith & Nephew, Nucryst is required to pay a US $4.5 million manufacturing cost rebate in 2008 and 2009. These rebates will continue to impact Nucryst’s gross margin in those years to the extent that Nucryst is unable to realize and maintain manufacturing overhead cost reductions sufficient to offset these rebates.
Research and development costs at Nucryst in 2007 were $5.8 million lower than in 2006 primarily attributable to the Phase 2 dermatological clinical study completed in 2006. No new clinical studies were initiated in 2007.
Capital spending totaled $2.1 million in 2007 compared to $5.6 million in 2006 and in both years related primarily to the addition of manufacturing capacity of Acticoat™ products in Fort Saskatchewan, Alberta. Nucryst is currently completing a production line at its Fort Saskatchewan facility which is expected to be operational by early 2008. Capital spending is expected to be lower in 2008 than 2007 with the substantial completion of capacity expansion in 2007. Nucryst’s administration and pharmaceutical research activities are primarily based in Wakefield, Massachusetts and manufacturing operations are located in Fort Saskatchewan, Alberta.
•     Nucryst Outlook
The overall combined impact of the amendments to the Smith & Nephew agreements discussed above could have a material adverse effect on Nucryst’s quarterly financial results in subsequent periods depending on the timing of payments made to and received from Smith & Nephew, Smith & Nephew’s sales of Acticoat™ products, the achievement of cost savings by Nucryst, and the receipt by Nucryst of further milestone payments. In the longer term, Nucryst expects the amendments to the agreements to further facilitate its ongoing efforts to expand Nucryst’s business opportunities while enabling it to continue to support Smith & Nephew to realize the future growth potential of the Acticoat™ products. The markets for Acticoat™ wound care products continue to be highly competitive as new silver products enter the market.
The Company expects that earnings from Nucryst’s wound care products will be more than offset by costs related to research into new medical products. Nucryst does not expect to earn milestone revenue in 2008.
Discontinued Operations
iFire — iFire, based in Toronto, Ontario, has been developing a proprietary flat panel display (“FPD”) with solid state, thick-film dielectric electroluminescent (“TDEL”) technology and with primary application in the large screen television market. Until November 2007, iFire operations were focused on the production of 2” x 2” pixels and process control projects to reduce pilot manufacturing variability to levels expected for a commercial manufacturing environment, particularly in luminance, life and uniformity. Recent significant performance improvements achieved by incumbent flat panel TV manufacturers and more demanding specification improvement targets for iFire caused the forecast product development timeline to extend past the timeframe originally expected by the Company. As a result, on November 13, 2007, the Company decided to discontinue further development of iFire’s TDEL technology and to seek a buyer for the iFire business and its assets. iFire’s financial results, balance sheet and cash flows are therefore reported as discontinued operations in the Company’s 2007 audited consolidated financial statements.

CONSOLIDATED RESULTS
OPERATIONS (continued)
iFire Financial Results — The loss at iFire for the year ended December 31, 2007 was $55.2 million compared to $37.7 million in 2006. The increase in the 2007 loss is primarily the result of a $22.1 million write-down of capital assets in the fourth quarter of 2007 offset in part by reduced operating costs.
Operating costs at iFire were substantially reduced as a result of staff reductions that were undertaken in the second and fourth quarters of 2007. Operating costs, excluding depreciation, in 2007 were $6.4 million less than 2006 and include restructuring costs amounting to $3.9 million primarily relating to staff reductions. Depreciation expense was $1.8 million higher in 2007 as the useful life of iFire’s pilot production plant was reduced in the year. Depreciation of capital assets was discontinued in November 2007 when iFire was classified as a discontinued operation for accounting purposes.
Canadian GAAP requires that assets held for sale be recorded in the financial statements at the lesser of cost or net realizable value. The Company assessed the net realizable value of iFire’s assets at December 31, 2007 and concluded that a write-down of $22.1 million was required. At December 31, 2007, there were 25 employees at iFire compared to 141 at December 31, 2006.
iFire Outlook — The Company intends to actively pursue the sale of the iFire business and assets. While the Company has received expressions of interest, there can be no assurance that a sale transaction will be completed.
Sale of Subsidiaries — In January 2005, the Company completed a series of transactions whereby two non-core wholly owned subsidiary companies participated in a Plan of Arrangement with two widely held publicly traded companies. This resulted in a reorganization of the participating companies into a single company and the dilution of the Company’s investment to approximately 6.0%. The Company’s pro rata interest in the book value of the recapitalized companies amounted to $2.2 million. Subsequently, the company created under the Plan of Arrangement was listed on the Toronto Stock Exchange. The subsidiaries were previously carried at nominal value and this transaction resulted in the Company recording a dilution gain of $2.2 million in discontinued operations in the first quarter of 2005. In February 2005, the Company sold its investment in the publicly traded company for net proceeds of $11.5 million and recorded an additional gain on sale of investments of $9.3 million in the first quarter of 2005.
Ambeon — In the second quarter of 2005, the Company sold the remaining operations and net assets relating to its Ambeon division for $0.9 million. The gain on sale of this transaction, amounting to $0.7 million, was included in discontinued operations.
Ethylene Coatings Business — In February 2005, the land and building associated with the Company’s former ethylene coatings business was sold. The closing date of this transaction was December 15, 2005 and the purchaser leased the facility during the interim period. The gain on sale of this asset amounting to $1.9 million was recorded in the fourth quarter of 2005.
Details of the financial impact of discontinued operations are disclosed in Note 3 to the 2007 audited consolidated financial statements.
LIQUIDITY AND CAPITAL RESOURCES
The Company’s business plans are developed to ensure research and development costs do not overextend the Company’s financial resources. The Company’s 2008 consolidated business plan indicates that Nucryst will have sufficient cash and short-term investments to fund its operations and new product development in 2008 and the

LIQUIDITY AND CAPITAL RESOURCES (continued)
Company will have sufficient cash and short-term investments to fund the reduced activities at iFire and the Company’s corporate operations in 2008.
At December 31, 2007, the Company had consolidated cash and cash equivalents and short-term investments of $31.0 million compared to $62.5 million at December 31, 2006. This reduction in liquidity of $31.5 million was primarily the result of cash used in continuing operations of $11.0 million, cash used in discontinued operations of $19.7 million and capital expenditures of $2.4 million, partially offset by proceeds on the sale of capital assets of $14.4 million and proceeds from the sale of ABCP of $6.0 million. The proceeds on the sale of capital assets resulted from the sale of the Company’s Fort Saskatchewan property in May 2007. As a result of this sale, the Company’s only real estate property is the land and building housing iFire’s research and development operations in Toronto which are currently for sale.
At December 31, 2007, Nucryst had cash and cash equivalents of $17.8 million compared to $22.2 million at December 31, 2006. These funds are not accessible to the Company and, therefore, the Company has $13.2 million at December 31, 2007 to fund its own operations and the operations of iFire.
As discussed above, iFire and the Company significantly reduced their operations during 2007 which will significantly reduce cash requirements in 2008. The remaining staff at iFire will focus on the sale of iFire as a going concern. In the event that the Company is unable to sell iFire as a going concern, the Company will look to further reduce staff and sell iFire’s assets on an “as is” basis. In such an event, proceeds from the sale of these assets are expected to exceed the costs of divestiture.
As the result of reduced activity and staff reductions, the Company’s corporate costs will be significantly less than 2007. Staff reduction costs accrued in 2007 will result in a use of cash of approximately $2.7 million in 2008.
No capital expenditures are expected at iFire and capital expenditures at Nucryst are expected to be less than 2007.
In January 2008, a wholly owned non-core subsidiary issued share capital and convertible debentures to a third party which provided $4.5 million in funds to the Company. Also in January 2008, the Company entered into a credit agreement with a major Canadian financial institution. The credit agreement allows the Company to borrow up to $6.3 million for 364 days and is secured by ABCP of equivalent value held by the Company.
Asset-backed commercial paper
In addition to cash and cash equivalents, the Company held ABCP with a face value of $8.5 million which the Company has written down to $6.0 million at December 31, 2007.
In the third quarter of 2007, when global financial markets experienced an unprecedented credit and liquidity crisis, the Company held ABCP with a face value of $17.1 million. On November 30, 2007, in order to diversify its risk in the uncertain global credit market, the Company sold half of its holding in ABCP with a face value of $8.5 million for proceeds of $6.0 million. The Company retains the right to receive additional proceeds in the event that the buyer re-sells the related ABCP within six months. In such event, the Company will receive 50% of any proceeds received by the buyer in excess of $7.2 million. The Company has accounted for its ABCP holdings as a long term investment as there is no assurance that these assets will be restructured to mature within a 365 day period.
In the third quarter of 2007, Dominion Bond Rating Service (“DBRS”) placed Canadian ABCP “Under Review with Developing Implications” following an announcement on August 16, 2007 that a consortium representing banks, asset providers and major investors had agreed in principle to a long-term proposal and interim agreement regarding ABCP (the “Montreal Proposal”). Under this proposal, the affected ABCP would be converted into term floating rate notes maturing no earlier than the scheduled termination dates of the underlying assets. The Montreal Proposal called for investors to continue to roll their ABCP during the standstill period. The Company is not a signatory to this agreement.

LIQUIDITY AND CAPITAL RESOURCES (continued)
On September 6, 2007, a Pan Canadian Committee (the “Committee”) was formed to oversee the proposed restructuring process of the ABCP. On December 23, 2007, the Committee approved an agreement in principle to restructure the ABCP issued by 20 trusts covered by the Montreal Proposal, which includes the investments held by the Company. The Committee expects a AAA rating for most of the restructured notes which, together with the full transparency of the underlying assets supporting these notes, will facilitate trading. All of the ABCP will be exchanged for longer dated notes that will match the maturity of the underlying reference assets in the proposed structure. The restructuring will also pool certain series of ABCP which are supported in whole or in part by underlying synthetic assets. Under this arrangement, there will be three distinct restructuring solutions for (1) Traditional-ABCP which is supported solely by traditional securitized assets, (2) Synthetic-ABCP which is supported by synthetic assets, or a combination of synthetic and traditional securitized assets, and (3) Ineligible-ABCP supported primarily by U.S. sub-prime mortgage assets. The approval of the restructuring is subject to a vote by all investors, and the Committee expects that the restructuring will close by March 31, 2008. The information used by the Company to determine the fair value of its ABCP is based on limited data provided by the Committee and by DBRS. The Company has not been able to access information to confirm the veracity of the information relating to the nature and creditworthiness of the assets securing its investments.
The ABCP in which the Company has invested has not traded in an active market since mid-August 2007 and there are currently no market quotations available. The Company has estimated the fair value of its investments in ABCP considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. In accordance with Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, when the market for a financial instrument is not active, the fair value should be estimated using an appropriate valuation technique. The Company has used a probability-weighted discounted cash flow approach to value its ABCP investments at December 31, 2007 which considered expected interest rates, fixed/floating interest rate swaps, credit spreads, estimated restructuring fees, estimated renegotiated maturity dates and estimated principal reductions. Based on management’s assumptions, the fair value of the Company’s holdings of ABCP could range from $5.6 million to $6.4 million. Due to the lack of public information relating to the details of the assets supporting these investments and lack of details surrounding the restructuring proposed by the Committee, the Company was required to use management estimates when calculating this fair value. Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further change in the fair value of the Company’s investment in the ABCP which would impact the Company’s results from operations.
The Company does not believe that the illiquidity of the ABCP will have an impact on the Company’s ability to complete its 2008 business plan.
The Company’s accounting for ABCP is discussed more fully in note 7 to the 2007 audited consolidated financial statements.
DIVIDENDS
No dividends were paid in 2007 or 2006. The Company’s current policy is to retain its cash reserves to finance operations.
CRITICAL ACCOUNTING POLICIES
The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles “Canadian GAAP” and reported in Canadian dollars. The Company’s accounting policies are disclosed in note 2 to the 2007 audited consolidated financial statements.

CRITICAL ACCOUNTING POLICIES (continued)
The Company has established detailed policies and control procedures that are intended to ensure that management judgments and estimates are well controlled, independently reviewed and consistently applied from period to period. The following are key policies that may impact the Company’s financial condition and results from operations and that require significant judgments by management. Management believes that its estimates for determining the valuation of the Company’s assets and liabilities are appropriate.
Revenue Recognition — The Company recognizes revenue from direct sales to third parties when persuasive evidence of an arrangement exists, delivery has occurred, the price to the buyer is fixed or determinable, and collection is reasonably assured. The Company’s revenues earned under license agreements consist primarily of product revenue, royalties and payments upon the achievement of specific milestones. For products manufactured under license, revenue is recorded at the date of shipment. Royalty revenue is earned based on a percentage of sales revenue earned by the licensee on its sales to third parties. Revenue relating to the achievement of milestones under licensing agreements is recognized when the milestone event has occurred. Manufacturing cost rebates paid annually are recorded as a reduction to revenue evenly throughout the year. Nucryst also derives revenue from research activities and this revenue is recognized as services are performed.
Research and Development Costs — Development costs are capitalized once the Company has determined that commercialization criteria concerning the product or process have been met. The Company reviews the progress of research and development initiatives on a regular basis and has determined that, in 2007 and 2006, no development costs should be deferred and amortized.
Site Restoration Costs — Future site restoration costs have been estimated by qualified employees of the Company taking into consideration the anticipated method and extent of the remediation consistent with regulatory requirements, industry practices, current technology and possible uses of the site. Provision details are based on cost estimates provided by independent consultants. Significant judgment is required in the determination of these provisions and the Company takes a conservative approach in not accruing potential recoveries from third parties where indemnifications are in place. It is the Company’s view that where remediation costs will be incurred many years into the future, third party recoveries cannot be estimated with certainty. Revisions to cost estimates and the recovery of actual remediation costs could result in material changes to the provision in future periods. Also see “Environmental Matters”.
Under Canadian GAAP, an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and a related amortization expense is recognized in future periods.
Income Taxes — The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in the consolidated financial statements. In determining the provision for income taxes and, in particular, any future tax asset, the Company interprets tax legislation in a variety of jurisdictions and makes assumptions about the timing and certainty of the reversal of the future tax assets. Changes to these interpretations could have a material effect on income tax provisions in future periods.
Stock Based Compensation — Canadian GAAP requires that the fair value method of accounting for stock options must be recognized in the consolidated financial statements.
For U.S. GAAP, on January 1, 2006, the Company adopted SFAS 123(R), “Share-Based Payment” (“SFAS 123(R)”), which requires that all share-based payments to directors and employees, including grants of stock options, be recognized in the consolidated financial statements based on their fair values. The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company’s fiscal year 2006. SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite

CRITICAL ACCOUNTING POLICIES (continued)
service periods in the Company’s consolidated statement of operations. Prior to the adoption of SFAS 123(R), the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”. Under the intrinsic value method, no stock-based compensation expense had been recognized in the Company’s consolidated statement of operations because the exercise price of the Company’s stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant.
SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company’s pro forma information required under SFAS 123 for the periods prior to fiscal year 2006, the Company accounted for forfeitures as they occurred. Under Canadian GAAP, the Company accounts for forfeitures at the date they occur.
SFAS 123(R) requires that liability classified awards such as SARs be revalued to estimated fair value at each reporting date using an option pricing model. Prior to the adoption of SFAS 123(R), the Company valued SARs at the amount by which the market value exceeded the exercise price at each measurement date. Under Canadian GAAP, the Company records the value of SARs as the amount by which quoted market prices or fair value exceeds the exercise price at measurement date.
Under SFAS 123(R), the fair value of options with accelerated vesting provisions is expensed using a graded vesting methodology. Under Canadian GAAP, the fair value of these options is expensed on a straight-line vesting basis.
Variable Interest Entities — The Company adopted the CICA guidelines on the consolidation of variable interest entities (“VIEs”) on January 1, 2005. VIEs include entities where the equity invested is considered insufficient to finance the entity’s activities. Under this new guideline, the Company is required to consolidate VIEs if the investments held in these entities and/or the relationships with them result in the Company being exposed to a majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a calculation outlined by the standard setters. The implementation of this guideline did not have an impact on the Company’s operating results or financial position.
RECENTLY ADOPTED AND PENDING ACCOUNTING PRONOUNCEMENTS
Recently adopted and pending accounting pronouncements
In 2005, the CICA issued three new standards: Comprehensive Income; Financial Instruments — Recognition and Measurement; and Hedges. These Sections became effective for the Company on January 1, 2007 and require the following:
a)	In Section 1530 “Comprehensive Income”, certain gains and losses arising from changes in fair value are temporarily recorded outside the consolidated statement of operations in accumulated other comprehensive income as a separate component of shareholders’ equity.

Comprehensive loss is comprised of the Company’s net loss and other comprehensive income (loss). Other comprehensive income (loss) may include any unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining foreign operations and changes in the fair market value of derivative instruments designated as cash flow hedges, all net of income taxes. On implementation of Section 1530, amounts previously recorded as cumulative translation adjustment are now included in accumulated other comprehensive loss. At December 31, 2007, the balance of accumulated other comprehensive loss of $1.7 million (December 31, 2006 — $0.7 million) is comprised solely of foreign currency translation losses on the Company’s net investment in its self-sustaining foreign operations.

RECENTLY ADOPTED AND PENDING ACCOUNTING PRONOUNCEMENTS (continued)
b)	In Section 3855 “Financial Instruments — Recognition and Measurement” and Section 3865 “Hedges”, all financial instruments including derivatives are to be included on a company’s balance sheet and measured either at their fair value or, in limited circumstances, when fair value may not be considered most relevant, at cost or amortized cost. These Sections specify when gains and losses, as a result of changes in fair value, are to be recognized in the statement of operations. Section 3855 requires that all financial assets and liabilities be accounted for using one of five available accounting models, being held-to-maturity, available-for-sale, held-for-trading, loans and receivables and other liabilities. All financial instruments classified as available-for-sale, held-for-trading, and derivative financial instruments meeting certain recognition criteria, are carried at fair value. Changes in the fair value of financial instruments designated as held-for-trading and recognized derivative financial instruments are charged or credited to the statement of operations for the current period, while changes in the fair value of financial instruments designated as available-for-sale are charged or credited to other comprehensive income and charged or credited to the statement of operations when the instrument is sold. All other financial assets and liabilities are accounted for at amortized cost depending upon the nature of the instrument. Financial assets and liabilities designated as held-to-maturity are initially recognized at their fair values, with any resulting premium or discount from the fair value being amortized to income or expense using the effective interest method. After their initial fair value measurement, they are measured at amortized cost using the effective interest method. Section 3855 requires the Company to make certain elections, upon initial adoption of the new rules, regarding the accounting model to be used to classify and measure each financial instrument. Section 3855 also requires that transaction costs incurred by the Company in connection with the acquisition of various financial assets or liabilities be recorded as a reduction of the carrying value of the related financial instrument and amortized using the effective interest method or expensed as incurred. Transaction costs related to the acquisition of financial instruments held-for-trading are expensed as incurred. Transaction costs with respect to instruments not classified as held-for-trading are recognized as an adjustment to the cost of the underlying instruments, when they are recognized, and amortized using the effective interest method.

The following is a summary of the accounting model the Company has elected to apply to each of its significant categories of financial instruments on implementation at January 1, 2007 and for the year ended December 31, 2007:

Cash and cash equivalents	held-for-trading
Short-term investments	held-for-trading
Long-term investments	available for sale
Long-term investments — ABCP	held-for-trading
Accounts receivable	loans and receivables
Accounts payable and accrued liabilities	other liabilities
Long-term debt	other liabilities

The implementation of these Sections did not have a material impact on the Company’s consolidated financial statements.
Derivative instruments are recorded at fair value unless exempted from derivative treatment as normal purchases and sales. All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case, changes in fair value are recorded in other comprehensive income (loss). The Company has elected to apply this accounting treatment for embedded derivatives on transactions entered into after January 1, 2003, and the change in accounting policy did not have any impact on the consolidated financial statements.
For cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities, the carrying value approximates fair value due to their short-term nature.

RECENTLY ADOPTED AND PENDING ACCOUNTING PRONOUNCEMENTS (continued)
In January 2005, the CICA issued a new Section to the CICA Handbook, Section 3251 “Equity” which became effective for the Company on January 1, 2007. This Section establishes standards for the presentation of equity during a reporting period. The implementation of this Section did not have a material impact on the Company’s consolidated financial statements.
Effective January 1, 2007, the Company adopted CICA Handbook Section 1506 “Accounting Changes” which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. Under the new standard, accounting changes should be applied retroactively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policies are made only when required by a primary source of Canadian GAAP or the change results in more relevant and reliable information. The Company has determined that the application of this Section did not have any impact on the consolidated financial statements.
Future accounting pronouncements
Effective January 1, 2008, the Company will be required to adopt two new CICA standards, Section 3862 “Financial Instruments — Disclosures” and Section 3863 “Financial Instruments — Presentation” which will replace Section 3861 “Financial Instruments — Disclosure and Presentation”. The new Disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how these risks are managed. The new Presentation standard carries forward the former presentation requirements. The Company does not expect that the implementation of these new standards will have a material impact on its consolidated financial statements.
Effective January 1, 2008, the Company will be required to adopt CICA Section 3031 “Inventories”. This Section relates to the accounting for inventories and revises and enhances the requirements for assigning costs to inventories. The Company does not expect that the implementation of this Section will have a material impact on its consolidated financial statements.
In November 2006, the CICA issued new Handbook Section 1535 “Capital Disclosures”, effective for annual and interim periods beginning on or after October 1, 2007. This Section establishes standards for disclosing information about an entity’s capital and how it is managed in order that a user of the financial statements may evaluate the entity’s objectives, policies and processes for managing capital. This new standard is not expected to have a material effect on the Company’s consolidated financial statements.
In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public entities, being converged with International Financial Reporting Standards over a transitional period currently expected to be about five years. The precise timing of convergence will depend on an Accounting Standards Board progress review to be undertaken by early 2008. The impact of this transition on the Company’s consolidated financial statements has not yet been determined; however, management continues to monitor these regulatory developments.
In February 2008, the CICA issued new Handbook Section 3064 “Goodwill and Intangible Assets”, replacing Handbook Section 3062 “Goodwill and Other Intangible Assets” and Handbook Section 3450 “Research and Development Costs”. The new section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Handbook Section 3062. The Company is currently evaluating the impact of the adoption of this new section on its consolidated financial statements.

RISKS AND UNCERTAINTIES
Westaim may be unable to develop commercially viable products.
Some of the Company’s products, such as Nucryst’s potential wound care products, are still in the development stage. The Company will continue to incur significant research and development costs before any of these products are commercially viable, and there is no assurance that any of its products will ever reach this stage or that the products will achieve the level of market penetration expected. Some or all of the technological obstacles that will need to be overcome in order to make these products commercially viable may prove to be insurmountable.
If Westaim or its subsidiaries fail to raise the capital necessary to fund its operations, they may be unable to advance the development and commercialization of their technologies.
A commitment of substantial resources by the Company, its subsidiaries and its collaborators to conduct research and development into new products will be required to successfully commercialize products under development. The Company or its subsidiaries may not be able to raise additional capital at the time it is needed to complete product development and, if necessary, build manufacturing facilities. Additional capital may be required to fund operations, continue the research and development of product candidates, commercialize products and construct pilot and full scale manufacturing facilities. If the Company or its subsidiaries are unable to raise additional funds when required, it may be necessary to delay, reduce or eliminate some or all of their development programs.
Westaim’s success is dependent upon its ability to form partnerships to develop and sell its products.
The Company’s and its subsidiaries’ ability to successfully develop, manufacture and market their current and proposed products will depend, to a large extent, on their ability to form partnerships or joint ventures with established corporations or other collaborators. Except as described elsewhere in this document, the Company and its subsidiaries have not yet entered into any material partnerships or joint ventures for the development or marketing of these products, nor will they necessarily be able to do so in the future. The Company and its subsidiaries may be unable to find suitable partners or form a partnership or joint venture on terms that are beneficial. If the Company and its subsidiaries do enter into a partnership or joint venture, they may suffer losses if the partner becomes insolvent or otherwise fails to meet its obligations.
Westaim’s products may become technologically obsolete.
The Company and its subsidiaries compete, and intend to compete, in markets that are characterized by rapid adaptation to technological change. These markets include, but are not limited to, the medical devices, pharmaceuticals and flat-screen television monitor markets. The current and future products of the Company and its subsidiaries may be quickly rendered obsolete and unmarketable. The Company and its subsidiaries will need to continually develop new products and enhance existing products to keep pace with evolving technologies, customer preferences and industry standards.
Westaim is developing products for highly competitive markets.
The Company and its subsidiaries face, and will face, competition from a number of other companies including major domestic and international companies which have substantially greater financial, technical, marketing, sales, distribution and other resources. Many of these competitors may also have greater name or brand recognition. Competitors may produce more technologically-advanced products, at a lower cost, than the Company or its subsidiaries are capable of producing. Competition may cause the Company or its subsidiaries to lose market share and may reduce profit margins on any products that it is able to sell.

RISKS AND UNCERTAINTIES (continued)
Westaim may be unable to protect its intellectual property.
In order to succeed, the Company and its subsidiaries will need to prevent their intellectual property from being misappropriated by third parties. To protect their intellectual property, the Company and its subsidiaries rely primarily on their confidentiality agreements, physical security at research and manufacturing facilities, as well as the copyright, trade secret, trademark and patent laws of Canada, the United States, and other countries in which the Company and its subsidiaries conduct, or will conduct, business. The laws of other countries may not protect intellectual property rights to the same extent as the laws of Canada and the United States and, in any event, the methods that the Company and its subsidiaries have chosen may fail to adequately prevent misappropriation of their intellectual property.
The Company and its subsidiaries cannot provide assurance that they will succeed in obtaining new patents; that they will be able to enforce existing patents against third parties; or that existing patents will not be successfully challenged by third parties. Even if the Company and its subsidiaries are able to prevent the misappropriation of intellectual property, others may independently and legally develop technologies that are substantially equivalent or superior.
Westaim may become involved in expensive intellectual property or product liability litigation.
The Company and its subsidiaries may be required to commence litigation to enforce their intellectual property rights. Others may claim that the Company or its subsidiaries have infringed upon their intellectual property rights and commence litigation. The Company believes that it and its subsidiaries will be subject to an increasing number of infringement claims as they begin to produce more products in more industries.
Some of the Company’s and it subsidiaries’ existing and proposed products, such as Nucryst’s medical devices and pharmaceuticals, are part of a class of product that is particularly vulnerable to product liability litigation for a number of reasons:
•	These types of products are extremely complex and the Company and its subsidiaries may fail to discover product faults, despite their best efforts to do so;

•	These types of products will interact with very complex biological and man-made systems and may interact with these systems in harmful ways that the Company and its subsidiaries were unable to anticipate, despite their best efforts to do so; and

•	Because these products may be used by a large number of people, if these products do cause harm, the Company or its subsidiaries may be exposed to a large number of claims for damages.
The Company and its subsidiaries have tried to protect themselves against product liability litigation by including limitation of liability provisions in some of their sales agreements. There is no assurance, however, that existing or future limitation of liability provisions will be sufficient to protect the Company and its subsidiaries in all circumstances, nor can assurance be provided that any of these provisions will be held to be enforceable by the Courts.
The Company believes that it has obtained sufficient product liability insurance coverage to protect it against claims. However, the wording of its insurance policies may exclude some claims. Furthermore, the Company cannot provide assurance that its insurance limits will be sufficient, nor can it ensure that it will be able to acquire satisfactory insurance in the future.

RISKS AND UNCERTAINTIES (continued)
Westaim may be unable to retain the required highly skilled people.
The Company’s technology businesses are dependent upon the talents and knowledge of certain key individuals in each of the businesses. The marketplace for people with these skills is highly competitive, and the Company may not be able to retain a sufficient number of people with the skills that it requires. The Company provides competitive remuneration and incentives for the retention of key personnel.
Westaim is subject to certain risks because of the international character of its business.
The Company estimates that sales to international customers accounted for over 90% of its net sales in the fiscal year ended December 31, 2007 and the Company anticipates that international sales will continue to represent a material portion of net sales in the future. International sales are subject to inherent risks, including variations in local economies, fluctuating exchange rates, greater difficulty in the collection of accounts receivable, changes in tariffs and other trade barriers, adverse foreign tax consequences and burdens of complying with a variety of foreign laws. The Company may also encounter exchange rate risk in the event international sales are denominated in a currency other than Canadian dollars.
The Company’s financial results are reported in Canadian dollars. A significant portion of the Company’s revenue and expenses, as well as accounts payable, accounts receivable and other balance sheet items, are frequently denominated in currencies other than the Canadian dollar, primarily in United States dollars. Fluctuations in the exchange rate between these other currencies and the Canadian dollar could reduce the Company’s reported revenue, increase the Company’s costs or give rise to a charge related to foreign currency translation, all of which could adversely affect operating results.
Westaim’s investment in third party asset-backed commercial paper may be overstated.
The Company has estimated the value of its investment in ABCP. The Company has not been able to obtain information on the underlying assets held by the respective trusts that issued the ABCP and in accordance with Canadian GAAP the Company has made assumptions to calculate the estimated fair value of the ABCP. There is no assurance that the estimated fair value reported approximates the actual value that will be realized.
Westaim may be unable to sell the iFire business and assets for proceeds greater than their book value
The Company announced in November 2007 its decision to sell the business and assets of iFire Technology Ltd. The net assets of iFire have been written down to management’s reasonable estimate of net realizable value. However, there can be no assurance that a sale transaction will be successfully completed by the Company, or if completed, that sale proceeds will match the net book value of iFire’s assets as at December 31, 2007.
Westaim’s success is dependent on the success of Nucryst.
Westaim’s shareholdings in Nucryst represent a substantial portion of Westaim’s assets. Nucryst completed its initial public offering in December 2005 and although Westaim continues to hold a majority interest in Nucryst, Westaim now has a limited ability to control the operations of Nucryst and the associated costs, which could adversely affect Westaim’s financial performance. Westaim’s return on its investment in Nucryst will depend upon a number of factors that may be beyond Westaim’s control, including the risk factors set forth above that relate to Nucryst. In addition, Nucryst is subject to several additional risks including, but not limited to the following:
•	Nucryst is dependent on its relationship with Smith & Nephew and Smith & Nephew is currently its only customer;

•	Nucryst has a history of net losses and negative cash flow from operations; this will likely continue in the future and Nucryst’s cash resources may not be adequate to accomplish its objectives;

RISKS AND UNCERTAINTIES (continued)
•	Nucryst’s proposed products will require regulatory approval before Nucryst is allowed to sell them. The regulatory approval process will be lengthy and expensive and Nucryst will have the burden of proving that its products are safe and effective. Even if regulatory approval is obtained, such approval could cause Nucryst’s products to become prohibitively expensive. There is no assurance that Nucryst will ever obtain regulatory approval to sell any of its proposed products, or that the conditions imposed by regulators will be satisfactory to Nucryst. Regulatory requirements imposed on Nucryst’s products could limit Nucryst’s ability to test, manufacture and commercialize its products; and

•	Nucryst’s ability to commercialize its medical products successfully will depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations and there can be no assurance that adequate third party coverage will be available for Nucryst to realize an appropriate return on its investment in product development.
A failure on the part of Nucryst to properly manage the above risks, or any of the other risks it is subject to, will have an adverse impact on the value of Westaim’s investment in Nucryst.
VOLATILITY OF SHARE PRICE
Market prices for securities of companies developing new technologies are generally volatile. Factors such as announcements of technological innovations, new commercial products, patents, the development of proprietary rights, results of clinical trials, regulatory actions, publications, quarterly financial results, the Company’s financial position, public concern over the safety of biotechnology and nanotechnology, future sales of shares by the Company or by our current shareholders, and other factors, could have a significant effect on the market price and volatility of the Company’s common shares.
The price of the common shares may be volatile even though there have been no material changes in the Company’s business or finances. In the past, securities class action litigation has often been brought against companies that experience volatility in the market price of their securities. Moreover, market prices for stocks of technology companies frequently reach levels that bear no relationship to the operating performance of such companies. These market prices generally are not sustainable and are subject to wide variations. Whether or not meritorious, litigation brought against the Company could result in substantial costs, divert management’s attention and resources and harm the Company’s financial condition and results of operations.
ENVIRONMENTAL MATTERS
The Company’s operations are subject to extensive federal, provincial and municipal environmental statutes and regulations, including those relating to air emissions, wastewater discharges, contaminated soil and groundwater, and the handling and disposal of hazardous substances and wastes.
The Company’s operations in Toronto are conducted under an environmental operating approval from the Ontario Ministry of Environment. The Company’s operations in Wakefield, Massachusetts are conducted under various state and federal permits.
The Company operates under a “best management practices program” called Safety and Environment Management Practices (“SEMP”) which incorporates both an environmental management system and an occupational health and safety management system. This program is regularly reviewed and updated to keep pace with or stay ahead of regulatory changes and is internally audited every year.

ENVIRONMENTAL MATTERS (continued)
The provision for site restoration at December 31, 2007 and 2006 amounted to $6.6 million. The provision relates primarily to site restoration costs associated with soil and groundwater reclamation and remediation costs. The Company expects to spend only nominal amounts in future years unless a plant site formerly owned by the Company is decommissioned.
MARKET FOR SECURITIES
The common shares of The Westaim Corporation are listed on The Toronto Stock Exchange under the symbol “WED”. On April 10, 2007, the Company received notice from NASDAQ that, for 30 consecutive business days, the bid price of the Company’s common stock listed on NASDAQ had closed below US $1.00, which is in contravention of NASDAQ’s Marketplace Rules. The Company was given 180 calendar days to regain compliance by achieving a bid price at or above US $1.00 per share for a minimum of ten consecutive days. The Company did not regain compliance with the bid price requirement. Effective October 18, 2007, the Company’s shares were delisted from the NASDAQ national market and suspended from trading. Over the previous 12 months, more than 80% of the Company’s trading by volume had occurred on the Toronto Stock Exchange (“TSX”).
OUTSTANDING SHARE DATA
The Company’s authorized share capital consists of an unlimited number of common shares, preferred A shares and preferred B shares. As at December 31, 2007 and February 11, 2008, there were 94,135,535 common shares outstanding. There were no preferred shares outstanding at December 31, 2007 and February 11, 2008.
The Company maintains an employee and director stock option plan under which the Company may grant options for up to 10,955,445 shares of common stock of the Company at an exercise price equal to the closing market price of the Company’s stock for the trading day immediately preceding the date of grant. As at December 31, 2007 and February 11, 2008, there were 4,448,598 options outstanding.
CONTRACTUAL COMMITMENTS

($000)	Payments due by Period
		Less than	1 - 3	3 - 5	More than
As at December 31, 2007	Total	1 Year	Years	Years	5 Years

Capital lease obligations	$—	$—	$—	$—	$—
Operating lease obligations	8,269	1,741	2,834	2,155	1,539
Contractual obligations	8,892	4,446	4,446	—	—
Supplier purchase obligations (1)	1,223	1,223	—	—	—
Other long-term liabilities reflected on the Company’s consolidated balance sheet	—	—	—	—	—

	$18,384	$7,410	$7,280	$2,155	$1,539

(1)	Included in supplier purchase obligations are commitments for capital expenditures totaling $41 and agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms.

MANAGEMENT REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING
The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including a reconciliation to U.S. GAAP.
Management has used the Internal Control — Integrated Framework to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management has evaluated the design and operation of the Company’s internal control over financial reporting as of December 31, 2007, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses that have been identified by management in this regard.
DISCLOSURE CONTROLS AND PROCEDURES
The Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2007 and in respect of the 2007 year end reporting period.
SELECTED CONSOLIDATED FINANCIAL INFORMATION
The following table sets forth certain financial information for the Company for 2005 to 2007:

	Year ended	Year ended	Year ended
($000, except per share data)	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005

Revenue from continuing operations	$31,830	$27,591	$28,560
(Loss) income from continuing operations (1)	(2,830)	(12,861)	27,321
(Loss) income per common share from continuing operations — basic and diluted	(0.03)	(0.14)	0.29
Net (loss) income	(58,033)	(50,557)	9,270
Net (loss) income per common share — basic and diluted	(0.62)	(0.54)	0.10
Total assets	83,387	148,339	212,461
Total long-term debt	—	8,000	16,312
Dividends declared	—	—	—

(1)	As disclosed in Note 3 to the audited consolidated financial statements, and discussed in this MD&A, the iFire business segment has been accounted for as a discontinued operation in 2007, 2006, and 2005 and the Ambeon business segment has been accounted for as a discontinued operation in 2005.

QUARTERLY INFORMATION

	Q1	Q2	Q3	Q4
($000, except per share data)	2007	2007	2007	2007

Revenue from continuing operations	$6,131	$6,686	$7,839	$11,174
Income (loss) from continuing operations	1,898	2,875	(8,772)	1,169
Income (loss) per common share from continuing operations — basic and diluted	0.02	0.03	(0.09)	0.01
Net loss	(6,700)	(7,388)	(17,138)	(26,807)
Net loss per common share — basic and diluted	(0.07)	(0.08)	(0.18)	(0.28)

	Q1	Q2	Q3	Q4
($000, except per share data)	2006	2006	2006	2006

Revenue from continuing operations	$7,253	$6,995	$8,203	$5,140
Loss from continuing operations	(6,392)	(3,133)	(1,136)	(2,200)
Loss per common share from continuing operations — basic and diluted	(0.07)	(0.03)	(0.01)	(0.02)
Net loss	(18,006)	(11,980)	(9,552)	(11,019)
Net loss per common share — basic and diluted	(0.19)	(0.13)	(0.10)	(0.12)

The net loss in the first quarter of 2007 was impacted by a dilution gain of $4.5 million. The net loss in the second quarter of 2007 was impacted by the gain on the sale of capital assets of $8.6 million, partially offset by $4.3 million in reorganization costs, including severance. The net loss in the third quarter of 2007 was impacted by restructuring costs of $2.3 million and increased depreciation expense of $2.2 million. In addition, the third quarter of 2007 was impacted by a $3.0 million write-down in the value of the Company’s investment in ABCP. Revenues were impacted by a $5.0 million milestone payment offset by a $4.5 million manufacturing cost rebate.
Net income in the fourth quarter of 2007 was impacted by milestone revenue of US $5.0 million and gain on sale of an investment of $2.6 million offset by losses relating to ABCP of $2.1 million. Discontinued operations were impacted by a $22.1 million write-down in the value of capital assets at iFire.
The net loss in the first quarter of 2006 was impacted by higher stock-based compensation expense that was $2.5 million higher compared to the first quarter of 2005 as a result of the increase in the Company’s share price in the first quarter of 2006.
The net loss for the fourth quarter of 2006 included a $1.2 million write-down of construction in progress at Nucryst as well as a $0.9 million reduction in revenue relating to adjustments to manufacturing cost reimbursements at Nucryst.
Forward Looking Statements
This Report contains forward-looking statements including the outlook for Nucryst and iFire. The words “may”, “will”, “could”, “believes”, “exploring”, “estimated” “expects”, “intends”, “strategy”, “alternatives”, “options”, “focusing”, “objective”, “plans”, “view”, “potential” and words and expressions of similar import are intended to identify forward-looking statements. Such forward-looking statements include but are not limited to statements concerning commercialization strategies and options including joint ventures, strategic alliances, licensing, or sales of technology; objectives including initial public offerings; estimated costs of corporate reorganization; strategic options and alternatives open to the Company and its subsidiaries including marketing plans and timing; statements relating to financial performance measures; potential milestone payments to Nucryst from Smith & Nephew; the belief that the wound care market is increasingly competitive; expectations regarding reduction in wound care revenue, fixed prices and cost savings; Nucryst’s focus on pre-clinical research and establishing a partnership for its NPI 32101 cream; the potential material adverse effect of the amendments to the Smith & Nephew agreements on Nucryst’s quarterly financial results in subsequent periods; Nucryst’s expectation that the longer term affects of the amendments to the Smith & Nephew agreements will further facilitate its ongoing efforts to expand Nucryst’s business opportunities while enabling it to continue to support Smith & Nephew to realize the future growth potential of the Acticoat™ products; the Company’s expectation that earnings from Nucryst’s wound care products will be more than offset by costs related to research into new medical products, and that Nucryst will not earn milestone revenue in 2008; Nucryst’s beliefs regarding the anti-microbial and other properties of its technology and products, and the uses for same; Nucryst’s plans to continue to manage its manufacturing costs to achieve further cost reductions; the impact of manufacturing cost rebates on Nucryst’s gross margins; timing of operation of new Nucryst production facilities and increase in production capacity as a result of such facilities; expectations regarding Nucryst capital spending; Westaim’s intention to actively pursue the sale of the iFire business and assets; the expectation that Westaim and Nucryst will have sufficient cash and short-term investments to fund operations and new product development in 2008; reduced cash requirements in 2008; the focus of remaining staff at iFire on the sale of iFire as a going concern; the Company’s intention to further reduce staff and sell iFire’s assets on an “as is” basis if it is unable to sell iFire as a going concern, and the belief that in such an event the proceeds from the sale of these assets will exceed the costs of divestiture; statements regarding a significant reduction of Westaim’s corporate costs; expectations that staff reduction costs accrued in 2007 will result in a use of cash of approximately $2.6 million in 2008; that no capital expenditures are expected at iFire and capital expenditures at Nucryst are expected to be less than 2007; the Company’s belief that the illiquidity of the ABCP will not have an impact on the Company’s ability to complete its 2008 business plan; management’s belief that its estimates for determining the valuation of the Company’s assets and liabilities are appropriate; the Company’s view that where remediation costs will be incurred many years into the future, third party recoveries cannot be estimated with certainty, and that revisions to cost estimates and the recovery of actual remediation costs could result in material changes to the provision for remediation costs in future periods; statements regarding the Company’s interpretation of, and assumptions relating to, tax legislation in a variety of jurisdictions and that these interpretations could have a material effect on income tax provisions in future periods; statements regarding risks and uncertainties, volatility of share price, and environmental matters; inherent limitations of internal control over financial reporting and projections regarding evaluation of effectiveness of internal controls to future periods; the risk that actual results could differ materially from estimates; the possibility that continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further change in the fair value of the Company’s investment in the ABCP which would impact the Company’s results from operations; the expectation that the Company has sufficient other cash resources and credit facilities to satisfy its financial obligations as they come due over the next twelve months; and expectations regarding the effect of recently adopted and pending accounting pronouncements. These statements are based on current expectations that are subject to risks and uncertainties, and the Company can give no assurance that these expectations are correct. Forward-looking statements are not guarantees of future performance, they involve significant risks, uncertainties and assumptions, and our actual results could differ materially from those anticipated by these forward-looking statements for various reasons generally beyond our control, including but not limited to: (i) unexpected obstacles in developing iFire or Nucryst technology, manufacturing processes and new applications; (ii) unforeseen complexities and delays associated with completing facility expansions, and with achieving timing targets for the production and the commercial introduction and sale of products; (iii) patent and technical hurdles which might inhibit or delay the ability of iFire or Nucryst to develop or commercialize technologies or products; (iv) delays in receiving regulatory approvals, including from the FDA; (v) the degree to which Smith & Nephew succeeds in selling Acticoat™ products; (vi) general economic, market, financing, regulatory and industry developments and conditions in the industries that the Company serves, which among other things might affect the demand for electronic materials and pharmaceutical products or the ability to raise new capital or affect potential partner ability to contribute financially; (vii) the activities of our competitors and technological developments that diminish the attractiveness of our products; (viii) general industry and market conditions and growth rates; and (ix) the risks described above under “Risks and Uncertainties” and “Volatility of Share Price”. The Company disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

February 11, 2008
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION
The accompanying consolidated financial statements, the notes thereto and other financial information contained in this annual report have been prepared by, and are the responsibility of, the management of The Westaim Corporation. Financial information contained throughout this annual report is consistent with the financial statements. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using management’s best estimates and judgements when appropriate. The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. In meeting our responsibility for the reliability and timeliness of financial information, the Corporation maintains and relies upon a comprehensive system of internal controls including organizational, procedural and disclosure controls. The Audit Committee, which is comprised of three Directors, none of whom is an officer of the Company, meets with management as well as the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the report of the auditors. It reports its findings to the Board of Directors who approve the consolidated financial statements.
As at December 31, 2007, I, as The Westaim Corporation’s Chief Executive Officer and Chief Financial Officer, have determined that the Corporation’s internal control over financial reporting is effective.
The consolidated financial statements have been audited by Deloitte & Touche LLP, the independent auditors, in accordance with generally accepted auditing standards. The auditors have full and unrestricted access to the Audit Committee.
SIGNED
G.A. (Drew) Fitch
President and Chief Executive Officer
and Chief Financial Officer

Report of Independent Registered Chartered Accountants
To the Shareholders of
The Westaim Corporation
We have audited the consolidated balance sheets of The Westaim Corporation as at December 31, 2007 and 2006 and the consolidated statements of loss, comprehensive loss, deficit and cash flow for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of The Westaim Corporation as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.
The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
SIGNED
Deloitte & Touche LLP.
Independent Registered Chartered Accountants
Edmonton, Alberta, Canada
February 11, 2008

Comments by Independent Registered Chartered Accountants on Canada — United States of America Reporting Difference
The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change described in Note 3 to the consolidated financial statements, and changes in accounting principles that have been implemented in the financial statements, such as the changes described in Note 2(r) to the consolidated financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the Public company Accounting Oversight Board (United States), our report to the Board of Directors and Shareholders, dated February 11, 2008, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.
SIGNED
Deloitte & Touche LLP.
Independent Registered Chartered Accountants
Edmonton, Alberta, Canada
February 11, 2008

THE WESTAIM CORPORATION
Consolidated Balance Sheets

	December 31	December 31
(thousands of Canadian dollars)	2007	2006

ASSETS

Current
Cash and cash equivalents	$30,993	$45,035
Short-term investments	—	17,451
Accounts receivable	14,931	8,189
Inventories (note 6)	4,373	8,506
Other	674	589
Current assets held for sale (note 3)	590	486

	51,561	80,256

Investments (note 7)	5,968	—
Capital assets (note 8)	12,581	19,201
Capital assets held for sale (note 3)	10,086	44,757
Intangible assets (note 9)	799	951
Intangible assets held for sale (note 3)	2,392	3,174

	$83,387	$148,339

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities (note 20)	$7,018	$6,165
Accounts payable and accrued liabilities held for sale (note 3)	1,443	1,812
Current portion of long-term debt (note 4, 11)	—	8,000

	8,461	15,977

Deferred gain (note 4)	218	—
Provision for site restoration (note 12)	6,580	6,580

	15,259	22,557

Non-controlling interest (note 5)	11,757	12,805

Guarantees (note 14)
Commitments and contingencies (note 15)

Shareholders’ equity
Capital stock (note 13)	426,262	426,122
Contributed surplus (note 13)	7,769	5,379
Accumulated other comprehensive loss (note 2r)	(1,779)	(676)
Deficit	(375,881)	(317,848)

	56,371	112,977

	$83,387	$148,339

The accompanying notes are an integral part of these consolidated financial statements.
Approved on behalf of the Board:

SIGNED	SIGNED

Ian W. Delaney	Frank W. King
Director	Director

THE WESTAIM CORPORATION
Consolidated Statements of Operations and Consolidated Statements of Comprehensive Loss and Deficit

	Year Ended	Year Ended	Year Ended
	December 31	December 31	December 31
(thousands of Canadian dollars except per share data)	2007	2006	2005

Revenue	$31,830	$27,591	$28,560
Costs
Manufacturing	14,617	17,324	10,799
Research and development	6,356	12,112	9,742
General and administrative	9,348	6,762	4,109
Depreciation and amortization	2,093	2,614	2,266
Corporate costs (note 20)	10,856	6,123	8,217

Operating loss	(11,440)	(17,344)	(6,573)

Foreign exchange (loss) gain	(3,804)	(720)	771
Interest	1,822	3,242	2,078
Change in fair value of third party asset-backed commercial paper (note 7)	(4,048)	—	—
Loss on sale of third party asset-backed commercial paper (note 7)	(1,067)	—	—
Write-down of capital assets and intangible assets (note 8)	(1,203)	(1,210)	—
Gain on sale of investment (note 4)	2,648	—	1,120
Gain on sale of capital assets (note 8)	8,722	—	—
Dilution gain (note 4)	4,525	—	—
(Loss) gain on issuance of shares of subsidiary (note 5)	(134)	(99)	30,055
Non-controlling interest (note 5)	1,293	3,222	—

(Loss) income from continuing operations before income taxes	(2,686)	(12,909)	27,451

Income tax (expense) recovery (note 10)	(144)	48	(130)

(Loss) income from continuing operations	(2,830)	(12,861)	27,321

Loss from discontinued operations net of income taxes (note 3)	(55,203)	(37,696)	(18,051)

Net (loss) income	$(58,033)	$(50,557)	$9,270

(Loss) income per common share (note 17)
Continuing operations — basic and diluted	$(0.03)	$(0.14)	$0.29
Net (loss) income — basic and diluted	(0.62)	(0.54)	0.10

Weighted average number of common shares outstanding
Basic	94,069,547	93,523,041	92,852,120
Diluted	94,069,547	93,523,041	93,120,936

Consolidated Statements of Comprehensive Loss

Net (loss) income	$(58,033)	$(50,557)	$9,270
Unrealized loss on translation of net foreign operations (note 2c)	(1,103)	(173)	(503)

Comprehensive (loss) income	$(59,136)	$(50,730)	$8,767

Consolidated Statements of Deficit

Deficit at beginning of year	$(317,848)	$(267,291)	$(276,561)
Net (loss) income	(58,033)	(50,557)	9,270

Deficit at end of year	$(375,881)	$(317,848)	$(267,291)

The accompanying notes are an integral part of these consolidated financial statements.

THE WESTAIM CORPORATION
 Consolidated Cash Flow Statements

	Year Ended	Year Ended	Year Ended
	December 31	December 31	December 31
(thousands of Canadian dollars)	2007	2006	2005

Operating activities
(Loss) income from continuing operations	$(2,830)	$(12,861)	$27,321
Items not affecting cash
Depreciation and amortization	2,093	2,614	2,266
Change in fair value of third party asset-backed commercial paper	4,048	—	—
Loss on sale of third party asset-backed commercial paper	1,067	—	—
Dilution gain	(4,525)	—	—
Foreign exchange on short-term investments	—	(52)	—
Stock-based compensation expense	2,469	1,412	847
Write-down of capital assets and intangible assets	1,203	1,210	—
Gain on sale of capital assets	(8,722)	—	—
Gain on sale of investment	(2,648)	—	(1,120)
Loss (gain) on issuance of shares of subsidiary	134	99	(30,055)
Non-controlling interest	(1,293)	(3,222)	—
Accounts receivable	(7,190)	(320)	(2,582)
Inventories	4,128	(838)	(4,350)
Other	(98)	(30)	(32)
Accounts payable and accrued liabilities	1,131	(6,563)	5,234
Site restoration expenditures net of recoveries	—	—	52

Cash used in continuing operations	(11,033)	(18,551)	(2,419)
Cash used in discontinued operations	(19,739)	(25,703)	(30,263)

Cash used in operating activities	(30,772)	(44,254)	(32,682)

Investing activities
Capital expenditures	(2,376)	(6,541)	(6,577)
Capital expenditures — discontinued operations	—	(1,339)	(25,318)
Intangible assets	(72)	(245)	(177)
Intangible assets — discontinued operations	(480)	(404)	(800)
Maturity of short-term investments	46,904	30,594	98,335
Purchase of short-term investments	(29,453)	(44,039)	(90,289)
Purchase of short-term investments reclassified to investments (note 7)	(14,400)	—	—
Reclassification of cash equivalents to investments (note 7)	(2,650)	—	—
Proceeds on sale of capital assets (note 8)	14,437	—	—
Proceeds on sale of investments (note 4)	1,582	—	1,620
Proceeds on sale of discontinued operations (note 3)	24	312	22,614
Proceeds on sale of third party asset-backed commercial paper (note 7)	5,968	—	—

Cash provided from (used in) investing activities	19,484	(21,662)	(592)

Financing activities
Issuance of common shares of subsidiary, net of share issuance costs (note 5)	14	325	45,502
Issuance of common shares (note 13)	27	4,484	171
Issuance of convertible debentures of subsidiary (note 11)	—	2,000	6,000
Net cash outflow on deconsolidation of former subsidiary	(2,306)	—	—
Proceeds from long-term debt — discontinued operations (note 3)	—	—	7,154
Repayment of long-term debt — discontinued operations (note 3)	—	(10,434)	—

Cash (used in) provided from financing activities	(2,265)	(3,625)	58,827

Effect of exchange rate changes on cash and cash equivalents	(489)	26	—

Net (decrease) increase in cash and cash equivalents	(14,042)	(69,515)	25,553
Cash and cash equivalents at beginning of year	45,035	114,550	88,997

Cash and cash equivalents at end of year	$30,993	$45,035	$114,550

Supplemental disclosure of cash flow information:
Non-cash capital asset additions included in accounts payable and accrued liabilities	$452	$508	$1,304

The accompanying notes are an integral part of these consolidated financial statements.

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

1	BASIS OF PRESENTATION
The Westaim Corporation (the “Company”) was incorporated on May 7, 1996 by articles of incorporation under the Business Corporations Act (Alberta).
These consolidated financial statements include the accounts of the Company and its subsidiaries, iFire Technology Ltd. (“iFire”) and Nucryst Pharmaceuticals Corp. (“Nucryst”).
These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). In addition, note 22 describes and reconciles the significant measurement differences between Canadian GAAP and United States generally accepted accounting principles (“U.S. GAAP”) affecting these consolidated financial statements.
All amounts are expressed in thousands of Canadian dollars except share and per share data unless otherwise noted.
2	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES
a)	Principles of consolidation

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. Entities which are not controlled but over which the Company has the ability to exercise significant influence, are accounted for using the equity method. Investments in other entities are accounted for using the cost method. Variable interest entities (“VIEs”) are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are consolidated by the Company when it is determined that it will, as the primary beneficiary, absorb the majority of the VIEs’ expected losses and/or expected residual returns. The Company currently does not have any VIEs. Intercompany balances and transactions are eliminated upon consolidation.

b)	Use of estimates

Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year. Significant estimates include the provision for site restoration, inventory valuation, fair value of stock-based compensation, fair value of financial instruments, valuation allowance against future income taxes, useful lives of capital assets and intangible assets, uncertain tax positions and the fair value of assets held for sale. Actual results could differ materially from those estimates.

c)	Translation of foreign currencies

Transactions in foreign currencies are translated into Canadian dollars at rates of exchange at the time of such transactions. Monetary assets and liabilities are translated at current rates of exchange. The resulting gains and losses are included in the consolidated statement of operations.

Foreign operations are considered financially and operationally self-sustaining and are translated into Canadian dollars using the current rate method of translation. Under this method, assets and liabilities are translated at the year-end exchange rates. Unrealized gains and losses arising from translating net investments in foreign operations into Canadian dollars are included in shareholders’ equity as a component of accumulated other comprehensive income.

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)
d)	Revenue recognition

Specific revenue recognition policies for each of the Company’s operating segments are as follows:

Nucryst — Revenue from direct sales to third parties is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price to the buyer is fixed or determinable, and collection is reasonably assured. The Company’s revenues earned under license agreements consist primarily of product revenue, royalties and payments upon the achievement of specific milestones. For products manufactured under license, revenue is recorded at the date of shipment. Royalty revenue is earned based on a percentage of sales revenue earned by the licensee on its sales to third parties. Revenue relating to the achievement of milestones under licensing agreements is recognized when the milestone event has occurred. Manufacturing cost rebates paid annually are recorded as a reduction to revenue evenly throughout the year. Nucryst also derives revenue from research activities and this revenue is recognized as services are performed (note 19).

iFire — The Company recognizes revenue from licensing fees over the term that services are being rendered. Royalties are recognized when earned in accordance with the terms of the specific agreement. As at December 31, 2007 and 2006, iFire was not party to any licensing fee or royalty agreements.

e)	Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term investments with original maturities at the date of acquisition of 90 days or less and are recorded at fair value as they are classified as held-for-trading financial assets (note 2r). Cash and cash equivalents at December 31, 2007 is comprised of cash of $12,537 and cash equivalents of $18,456 (2006 — $9,180 and $35,855).

f)	Short-term investments

Short-term investments consist of money-market instruments with maturities of less than one year and are classified as held-for-trading financial assets (note 2r). As at December 31, 2007, the Company did not hold any short-term investments (2006 — $17,451).

g)	Long-term investments

Long-term investments are reported at fair value and are classified as held-for-trading or available for sale financial assets (note 2r).

h)	Inventory valuation

Finished product, raw materials, materials in process, and spare parts and operating materials are valued at the lower of average cost and net realizable value.

i)	Research and development costs

Research costs are expensed as incurred and significant project development costs are capitalized in accordance with Canadian GAAP once the Company has determined that commercialization criteria concerning the product or process have been met. Amortization of these costs over their estimated useful life commences with the successful commercial production or use of the product or process. On

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)
an ongoing basis, management reviews the unamortized balance to ensure that the deferred development costs continue to satisfy the criteria for deferral and amortization.
As at December 31, 2007 and 2006, no development costs have been capitalized.
j)	Capital assets

Land, buildings, machinery and equipment, and computer hardware and software are stated at cost. Depreciation is calculated using a straight-line method based on the estimated useful lives of the particular assets which are 20 years for buildings, and 3 to 10 years for machinery and equipment, and computer hardware and software. Leasehold improvements are depreciated using the straight-line method over the lesser of the term of the lease or the estimated useful life of the assets.

The Company evaluates the carrying value of capital assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable, and recognizes an impairment charge when it is probable that estimated future non-discounted cash flows of the underlying assets will be less than the carrying value of the assets. Measurement of an impairment loss related to capital assets that management intends to hold and use is based on the fair value of the assets, whereas assets to be disposed of are reported at the lower of the carrying amount or fair value less estimated costs to sell.

k)	Site restoration costs and asset retirement obligations

The total estimated costs of site restoration relating to tangible, long-lived assets have been accrued. Site restoration costs have been estimated, taking into consideration the anticipated method and extent of the remediation consistent with regulatory requirements, industry practices, current technology and the possible uses of the site. The estimated amount of future restoration costs is reviewed regularly based on available information. Where the forecasted net restoration costs exceed existing provisions, an additional expense is recognized in the period.

Potential recoveries of costs resulting from indemnifications provided by previous owners of the Company’s industrial sites have not been recognized in these consolidated financial statements as the amount of recovery cannot be reasonably determined. Any future recoveries will be recorded when received.

l)	Income taxes

Income taxes are accounted for using the liability method of income tax allocation. Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at their carrying values.

Valuation allowances are established when necessary to reduce future tax assets to the amount that, in the opinion of management, is more likely than not to be realized. Future income tax assets and liabilities are determined based on the substantively enacted tax laws and rates that are anticipated to apply in the period of realization.

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)
m)	Stock-based compensation plans

The Company and certain of its subsidiaries have stock-based compensation plans, which are described in note 13. Compensation expense for awards that call for settlement in cash or other assets is measured on an ongoing basis as the amount by which the quoted market price exceeds the exercise price at each measurement date. Any obligations related to increases in the value of Deferred Share Units (“DSUs”), Restricted Share Units (“RSUs”) and Stock Appreciation Rights (“SARs”) are accrued when a change in value occurs with an offset to the consolidated statement of operations.

Any consideration paid by option holders for the purchase of stock is credited to capital stock. If plan entitlements are repurchased from the holder, the consideration paid is charged to deficit.

n)	Earnings per share

Basic earnings per common share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated on the basis of the average number of shares outstanding during the period plus the additional common shares that would have been outstanding if potentially dilutive common shares had been issued using the “treasury stock” method.

o)	Employee future benefits

All employee future benefits are accounted for on an accrual basis. The Company maintains defined contribution pension plans for its employees. These plans were funded in an amount of $706 during the year ended December 31, 2007 (2006 — $876; 2005 —$745).

p)	Discontinued operations

Long-lived assets to be disposed of by sale are classified as held for sale in the period in which a formal plan of disposal has been approved, the assets are available for immediate sale and are actively being marketed, and it is expected that the sale will occur within one year. Long-lived assets to be abandoned are classified as held and used until they are disposed of.

Long-lived assets classified as held for sale are carried at the lower of their carrying amount and fair value net of estimated disposition costs. Losses are recognized immediately where carrying value exceeds fair value and gains are recognized at the time of sale.

The results of discontinued operations are reported separately, including gains or losses related to the disposal of related long-lived assets held for sale or disposal. Future costs associated with an exit or disposal activity are recognized in the period in which the liability is incurred.

q)	Intangible assets

The Company’s definite life intangible assets consist of the prosecution and application costs of patents and trademarks and are amortized on a straight-line basis over their estimated useful lives to a maximum of 10 years. The cost of maintaining patents and trademarks are expensed as incurred. The Company evaluates the carrying value of definite life intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Any impairment in the carrying value, which is based on the fair value of the intangible assets, is charged to expense in the period that impairment has been determined.

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)
Indefinite life intangible assets are recorded at fair value. On a regular basis, the Company reviews the carrying value of these assets for impairment. As at December 31, 2007 and 2006, the Company had no indefinite life intangible assets.
r)	Recently adopted and pending accounting pronouncements
i)	In 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued three new standards: Comprehensive Income; Financial Instruments — Recognition and Measurement; and Hedges. These Sections became effective for the Company on January 1, 2007 and require the following:
a)	In Section 1530 “Comprehensive Income”, certain gains and losses arising from changes in fair value are temporarily recorded outside the consolidated statement of operations in accumulated other comprehensive income as a separate component of shareholders’ equity.

Comprehensive loss is comprised of the Company’s net loss and other comprehensive income (loss). Other comprehensive income (loss) may include any unrealized gains and losses on available-for-sale securities, foreign currency translation gains and losses on the net investment in self-sustaining foreign operations and changes in the fair market value of derivative instruments designated as cash flow hedges, all net of income taxes. On implementation of Section 1530, amounts previously recorded as cumulative translation adjustment are now included in accumulated other comprehensive loss. At December 31, 2007, the balance of accumulated other comprehensive loss of $1,779 (December 31, 2006 — $676) is comprised solely of foreign currency translation losses on the Company’s net investment in its self-sustaining foreign operations.

b)	In Section 3855 “Financial Instruments — Recognition and Measurement” and Section 3865 “Hedges”, all financial instruments including derivatives are to be included on a company’s balance sheet and measured either at their fair value or, in limited circumstances, when fair value may not be considered most relevant, at cost or amortized cost. These Sections specify when gains and losses, as a result of changes in fair value, are to be recognized in the statement of operations. Section 3855 requires that all financial assets and liabilities be accounted for using one of five available accounting models, being held-to-maturity, available-for-sale, held-for-trading, loans and receivables and other liabilities. All financial instruments classified as available-for-sale, held-for-trading, and derivative financial instruments meeting certain recognition criteria, are carried at fair value. Changes in the fair value of financial instruments designated as held-for-trading and recognized derivative financial instruments are charged or credited to the statement of operations for the current period, while changes in the fair value of financial instruments designated as available-for-sale are charged or credited to other comprehensive income and charged or credited to the statement of operations when the instrument is sold. All other financial assets and liabilities are accounted for at amortized cost depending upon the nature of the instrument. Financial assets and liabilities designated as held-to-maturity are initially recognized at their fair values, with any resulting premium or discount from the fair value being amortized to income or expense using the effective interest method. After their initial fair value measurement, they are measured at amortized cost using the effective interest method. Section 3855 requires the Company to make certain elections, upon initial adoption of the new rules, regarding the accounting model to be used to classify and measure each financial instrument. Section 3855 also requires that transaction costs incurred by the Company in connection with the acquisition of various financial assets or liabilities be recorded as a reduction of the carrying

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)
value of the related financial instrument and amortized using the effective interest method or expensed as incurred. Transaction costs related to the acquisition of financial instruments held-for-trading are expensed as incurred. Transaction costs with respect to instruments not classified as held-for-trading are recognized as an adjustment to the cost of the underlying instruments, when they are recognized, and amortized using the effective interest method.
The following is a summary of the accounting model the Company has elected to apply to each of its significant categories of financial instruments on implementation at January 1, 2007 and for the year ended December 31, 2007:

Cash and cash equivalents	held-for-trading
Short-term investments	held-for-trading
Long-term investments	available for sale
Long-term investments — asset-backed commercial paper	held-for-trading
Accounts receivable	loans and receivables
Accounts payable and accrued liabilities	other liabilities
Long-term debt	other liabilities

The implementation of these Sections did not have a material impact on the Company’s consolidated financial statements.
Derivative instruments are recorded at fair value unless exempted from derivative treatment as normal purchases and sales. All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case, changes in fair value are recorded in other comprehensive income (loss). The Company has elected to apply this accounting treatment for embedded derivatives on transactions entered into after January 1, 2003, and the change in accounting policy did not have any impact on the consolidated financial statements.
For cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities, the carrying value approximates fair value due to their short-term nature.
ii)	In January 2005, the CICA issued a new Section to the CICA Handbook, Section 3251 “Equity” which became effective for the Company on January 1, 2007. This Section establishes standards for the presentation of equity during a reporting period. The implementation of this Section did not have a material impact on the Company’s consolidated financial statements.

iii)	Effective January 1, 2007, the Company adopted CICA Handbook Section 1506 “Accounting Changes” which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. Under the new standard, accounting changes should be applied retroactively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policies are made only when required by a primary source of Canadian GAAP or the change results in more relevant and reliable information. The Company has determined that the application of this Section did not have any impact on the consolidated financial statements.

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)
Future accounting pronouncements
Effective January 1, 2008, the Company will be required to adopt two new CICA standards, Section 3862 “Financial Instruments — Disclosures” and Section 3863 “Financial Instruments — Presentation” which will replace Section 3861 “Financial Instruments — Disclosure and Presentation”. The new Disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how these risks are managed. The new Presentation standard carries forward the former presentation requirements. The Company does not expect that the implementation of these new standards will have a material impact on its consolidated financial statements.
Effective January 1, 2008, the Company will be required to adopt CICA Section 3031 “Inventories”. This Section relates to the accounting for inventories and revises and enhances the requirements for assigning costs to inventories. The Company does not expect that the implementation of this Section will have a material impact on its consolidated financial statements.
In November 2006, the CICA issued new Handbook Section 1535 “Capital Disclosures”, effective for annual and interim periods beginning on or after October 1, 2007. This Section establishes standards for disclosing information about an entity’s capital and how it is managed in order that a user of the financial statements may evaluate the entity’s objectives, policies and processes for managing capital. This new Standard is not expected to have a material effect on the Company’s consolidated financial statements.
In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public entities, being converged with International Financial Reporting Standards over a transitional period currently expected to be about five years. The precise timing of convergence will depend on an Accounting Standards Board progress review to be undertaken by early 2008. The impact of this transition on the Company’s consolidated financial statements has not yet been determined; however, management continues to monitor these regulatory developments.
In February 2008, the CICA issued new Handbook Section 3064 “Goodwill and Intangible Assets”, replacing Handbook Section 3062 “Goodwill and Other Intangible Assets” and Handbook Section 3450 “Research and Development Costs”. The new section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Handbook Section 3062. The Company is currently evaluating the impact of the adoption of this new section on its consolidated financial statements.
3	DISCONTINUED OPERATIONS
a)	On November 13, 2007, the Company announced that it was seeking a buyer for the business and assets of iFire. Accordingly, the results from the operations of this business have been accounted for on a discontinued basis and the related assets and liabilities are classified as held for sale. In accordance with CICA Handbook Section 3475 (“Section 3475”), no depreciation or amortization has been recorded from the date of this announcement on iFire’s long-lived assets consisting of capital assets and intangible assets. Also, in accordance with Section 3475, the Company has estimated the

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

3	DISCONTINUED OPERATIONS (continued)
fair value of these assets at December 31, 2007 less costs to sell, assuming that iFire will be sold as a going concern. This valuation resulted in a write-down of iFire’s capital assets of $22,100 in the fourth quarter of 2007.
b)	In December 2005, the Company completed the sale of land and building previously included in long-term capital assets held for sale. Net proceeds from the sale amounted to $7,423 and the gain on sale of $1,923 was included in income from discontinued operations in 2005.

c)	In January 2005, the Company completed a series of transactions whereby two non-core wholly owned subsidiary companies participated in a Plan of Arrangement with two widely held publicly traded companies. This resulted in the reorganization of the participating companies into a single company and the dilution of the Company’s investments to approximately 6.0%. The Company’s pro rata interest in the book value of the recapitalized companies amounted to $2,189. Subsequently, the company created under the Plan of Arrangement was listed on the Toronto Stock Exchange. The subsidiaries were previously carried at nominal value and this transaction resulted in the Company recording a dilution gain of $2,189 in 2005. In February 2005, the Company sold its investment in the publicly traded company discussed above for net proceeds of $11,519 and recorded a gain on sale of $9,330. No income tax provision was recorded in relation to the dilution gain or the gain on sale of investment as these gains were more than offset by the reduction of unrecognized tax loss carry-forwards. As a result of the divestiture, the Company’s non-capital losses, capital losses and research and development tax credits were reduced by approximately $49,500, $7,700 and $600 respectively.

d)	In January 2004, the Company sold substantially all of the assets and liabilities related to the Ambeon business segment, including its wholly owned subsidiary Neomet Limited, for proceeds of $33,359 (net of transaction costs of $911), of which, $2,800 was held in escrow in respect of general representations and warranties relating to the sale transaction. The entire escrow amount was received during 2005 and was included as proceeds on sale of discontinued operations in the consolidated cash flow statement.

e)	In 2005, the Company sold the remaining assets and operations related to Ambeon for net proceeds of $872. The gain on sale of this business amounting to $739 and the results from operations of this business were reported in discontinued operations in 2005.

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

3	DISCONTINUED OPERATIONS (continued)
Results of discontinued operations:

	Year ended
Revenue	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005

Ambeon	$—	$—	$162

	Year ended
Income (expense)	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005

Dilution gain	$—	$—	$2,189
Gain on sale of non-core subsidiaries	—	—	9,330
Gain on sale of capital assets held for sale	—	—	1,923
Gain on sale of Ambeon	—	—	739
Income related to discontinued operations — Ambeon	—	—	597
Loss related to discontinued operations — iFire	(33,103)	(37,696)	(32,829)
Write-down of discontinued operations to fair value — iFire	(22,100)	—	—

Loss from discontinued operations net of income taxes	$(55,203)	$(37,696)	$(18,051)

The loss from discontinued operations is after deduction of depreciation and amortization of $13,588 for the year ended December 31, 2007 (2006 — $11,748; 2005 — $5,072). Current income tax expense included in loss from discontinued operations for the year ended December 31, 2007 amounted to $22 (2006 — $12; 2005 — $49).
Loss per common share from discontinued operations was $0.59 for the year ended December 31, 2007 (2006 — $0.40; 2005 — $0.19).
Amounts included in the consolidated balance sheets relating to the iFire discontinued operations are as follows:

	December 31,	December 31,
	2007	2006

Current assets held for sale	$590	$486
Accounts payable and accrued liabilities held for sale	(1,443)	(1,812)
Capital assets held for sale	10,086	44,757
Intangible assets held for sale	2,392	3,174

In 2004, iFire entered into a Japanese Yen 1,080,000,000 loan agreement with Dai Nippon Printing Co., Ltd. (“DNP”) whereby DNP partially financed certain new equipment used to upgrade iFire’s Toronto facility. The loan was drawn down in 2004 and 2005 and carried an interest rate of 1.64% per annum. The loan of Japanese Yen 1,051,460,644 (CAD $10,434) was repaid in full on June 30, 2006.

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

3	DISCONTINUED OPERATIONS (continued)
In 2001, iFire entered into a research and development contribution agreement with the Government of Canada through Technology Partnerships Canada (“TPC”). Under this agreement, TPC agreed to contribute 28.371% of eligible research and development costs and related capital expenditures incurred by iFire to a maximum of $30,000, all of which was received prior to December 31, 2003. Under the terms of the agreement, iFire will pay a royalty to TPC equal to 1.065% of eventual commercial sales of the technology under development. In addition, TPC received warrants to purchase common shares of iFire exercisable for an additional consideration of $6,283. The warrants expire on December 31, 2011 and, as at December 31, 2007, represented approximately 0.5% of the current outstanding common shares of iFire.
4	DILUTION GAIN AND GAIN ON SALE OF INVESTMENTS
In the first quarter of 2007, a subsidiary issued 11,954,000 common shares for proceeds of $5,977 to private investors which reduced the Company’s voting interest in the subsidiary to 22.1%. As a result of this dilution in ownership, the net assets of the subsidiary were no longer consolidated and in the first quarter of 2007, the Company recorded a dilution gain of $4,525 resulting from a reduction in cash of $2,306, a reduction in long-term debt of $8,000 and an increase in net working capital of $115. The Company also recorded a deferred gain of $1,284 in the first quarter of 2007 representing a deficiency in the investment. This investment is classified as an available-for-sale security. In the third quarter of 2007, the convertible debentures of the subsidiary were converted to common shares which further reduced the Company’s economic interest in the subsidiary to 14.6%.
As a result of the dilution event in the first quarter of 2007, the Company’s consolidated non-capital losses, unclaimed scientific research and development expenditures, and research and development tax credits, were reduced by approximately $16,000, $76,000 and $18,000 respectively.
In the fourth quarter of 2007, the Company sold 87% of its investment in this former subsidiary for proceeds of $1,582. As a result, the Company realized a gain on the sale of this investment of $2,648 including the pro-rata recognition of the deferred gain in an amount of $1,066. The Company continues to carry a deferred gain of $218 as at December 31, 2007.
5	GAIN ON ISSUANCE OF SHARES OF SUBSIDIARY AND NON-CONTROLLING INTEREST
On December 29, 2005, the Company’s formerly wholly owned subsidiary, Nucryst, completed an initial public offering in which 4,500,000 common shares were issued at a price of US $10.00 per share. Net proceeds after commissions and expenses amounted to US $39,095 (CDN $45,502). US $6,850 of the proceeds were used to reduce the term loan owing by Nucryst to the Company and the remaining balance of the term loan of US $39,642 was converted to common shares of Nucryst on January 27, 2006. As a result of these transactions, the Company’s ownership in Nucryst was reduced from 100% to 68.4% as at December 31, 2005 and increased to 75.3% after the conversion of the remaining term loan on January 27, 2006. The conversion of the term loan to common shares, completed in January 2006, was in accordance with the terms of the Nucryst initial public offering and was accounted for as being effective on December 31, 2005 in accordance with Canadian GAAP. The reduction in the Company’s equity interest in Nucryst was accounted for as a disposition of shares and resulted in a dilution gain for accounting purposes of $30,055 in 2005 and a non-controlling interest of $15,447 as at December 31, 2005.
Non-controlling interest on the consolidated statement of operations for the year ended December 31, 2007 amounted to $1,293 (2006 — $3,222; 2005 — $nil). The Company recorded a loss on the issuance of Nucryst shares, in relation to Nucryst’s stock-based compensation plans, of $134 for the year ended December 31, 2007 (2006 — $99; 2005 — $nil). The Company’s ownership in Nucryst was 74.5% as at December 31, 2007 (2006 — 74.8%; 2005 — 68.4%).

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

6	INVENTORIES

	December 31, 2007	December 31, 2006

Raw materials	$2,759	$4,531
Materials in process	1,378	756
Finished product	236	3,217
Spare parts and operating materials	—	2

	$4,373	$8,506

7	INVESTMENT IN CANADIAN THIRD PARTY ASSET-BACKED COMMERCIAL PAPER
In the third quarter of 2007, global financial markets experienced an unprecedented credit and liquidity crisis. Dominion Bond Rating Service (“DBRS”) placed Canadian third party asset-backed commercial paper (“ABCP”) “Under Review with Developing Implications” following an announcement on August 16, 2007 that a consortium representing banks, asset providers and major investors had agreed in principle to a long-term proposal and interim agreement regarding ABCP (the “Montreal Proposal”). Under this proposal, the affected ABCP would be converted into term floating rate notes maturing no earlier than the scheduled termination dates of the underlying assets. The Montreal Proposal called for investors to continue to roll their ABCP during the standstill period. The Company is not a signatory to this agreement.
On September 6, 2007, a Pan Canadian Committee (the “Committee”) was formed to oversee the proposed restructuring process of the ABCP. On December 23, 2007, the Committee approved an agreement in principle to restructure the ABCP issued by 20 trusts covered by the Montreal Proposal, which includes the investments held by the Company. The Committee expects a AAA rating for most of the restructured notes which, together with the full transparency of the underlying assets supporting these notes, will facilitate trading. All of the ABCP will be exchanged for longer dated notes that will match the maturity of the underlying reference assets in the proposed structure. The restructuring will also pool certain series of ABCP which are supported in whole or in part by underlying synthetic assets. Under this arrangement, there will be three distinct restructuring solutions for (1) Traditional-ABCP which is supported solely by traditional securitized assets, (2) Synthetic-ABCP which is supported by synthetic assets, or a combination of synthetic and traditional securitized assets, and (3) Ineligible-ABCP supported primarily by U.S. sub-prime mortgage assets. The approval of the restructuring is subject to a vote by all investors, and the Committee expects that the restructuring will close by March 31, 2008. The information provided below on the nature of the assets supporting these investments is based on data provided by the Committee and by DBRS. The Company has not been able to access information to verify these allocations or the information relating to the assets securing its investments.
At December 31, 2007, the Company held $8,525 of ABCP of which 7% were Traditional, 91% were Synthetic, and 2% were Ineligible. ABCP held by the Company was rated by DBRS as R-1 (high) at the date of investment and met the criteria of the Company’s investment policy. An R-1 (high) rating by DBRS is the highest rating for commercial paper.
At September 30, 2007, the Company held ABCP with a book value of $14,069 which reflected a face value of $17,050 and a reduction in fair value of $2,981 recorded in the third quarter of 2007. In November 2007, in order to diversify its risk in the uncertain global credit market, the Company sold 50% of its holdings in ABCP with a face value of $8,525 and a book value of $7,035 for immediate proceeds of $5,968. The Company retains a right to receive additional proceeds in the event that the buyer re-sells the related ABCP within six months. In such event, the Company will receive 50% of any proceeds received by the buyer in excess of $7,200. This sale resulted in a loss on the sale of the ABCP of $1,067.

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

7	INVESTMENT IN CANADIAN THIRD PARTY ASSET-BACKED COMMERCIAL PAPER (continued)
The Company has classified its ABCP as long-term investments as there is no assurance that these assets will be restructured to mature within a 365-day period. The ABCP in which the Company has invested has not traded in an active market since mid-August 2007 and there are currently no market quotations available. The Company has estimated the fair value of its investments in ABCP considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. In accordance with CICA Handbook Section 3855, when the market for a financial instrument is not active, the fair value should be estimated using an appropriate valuation technique. The Company has used a probability-weighted discounted cash flow approach to value its ABCP investments at December 31, 2007 which considered expected interest rates, fixed/floating interest rate swaps, credit spreads, estimated restructuring fees, estimated renegotiated maturity dates and estimated principal reductions. The assumptions used in this model include: average risk free interest rate of 4.8%; weighted average discount rate of 6.4%; maturity of long-term notes of 10 years; and credit losses of 5% to 80%, depending on the nature of the underlying assets. Due to the lack of public information relating to the details of the assets supporting these investments and lack of details surrounding the restructuring proposed by the Committee, the Company was required to use management estimates when calculating this fair value. As a result of this valuation, the Company has recorded an additional valuation adjustment of $1,067 in the fourth quarter of 2007 and the estimated fair value was $5,968 at December 31, 2007. Based on management’s assumptions, the fair value of the Company’s holdings of ABCP could range from $5,600 to $6,400. Realized losses and valuation adjustments relating to ABCP totaled $5,115 in 2007. Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further change in the fair value of the Company’s investment in the ABCP which would impact the Company’s results from operations. The Company has sufficient other cash resources and credit facilities (note 11) to satisfy its financial obligations as they come due over the next twelve months.
8	CAPITAL ASSETS

		Accumulated	Net
December 31, 2007	Cost	Depreciation	Book Value

Buildings and leasehold improvements	$2,909	$1,508	$1,401
Machinery and equipment	9,422	3,481	5,941
Construction in progress	5,064	—	5,064
Computer hardware and software	1,344	1,169	175

	$18,739	$6,158	$12,581

		Accumulated	Net
December 31, 2006	Cost	Depreciation	Book Value

Land	$220	$—	$220
Buildings and leasehold improvements	16,407	9,646	6,761
Machinery and equipment	11,993	4,305	7,688
Construction in progress	4,301	—	4,301
Computer hardware and software	1,479	1,248	231

	$34,400	$15,199	$19,201

Capital assets excludes capital assets held for sale (note 3).

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

8	CAPITAL ASSETS (continued)
Depreciation on capital assets for the year ended December 31, 2007 was $1,869 (2006 — $2,371; 2005 — $2,041).
In the third quarter of 2007, certain capital assets previously used by Nucryst for the production of wound care dressings and NPI 32101 powder were replaced by newer, more efficient and economical equipment. As a result, Nucryst recorded a write-down of the obsolete equipment of $1,203. In 2006, construction in progress relating to the design of a future Nucryst pharmaceutical ingredient production facility, in the amount of $1,210, was written off.
Nucryst continues to upgrade its wound care production facility in Fort Saskatchewan, Alberta. As a result, at December 31, 2007, capital assets include construction in progress in the amount of $5,064 (2006 — $4,301) that is not currently subject to depreciation.
In 2007, the Company sold its real estate holdings in Fort Saskatchewan, Alberta for net proceeds of $14,362 and recorded a gain on the sale of these capital assets of $8,647.
9	INTANGIBLE ASSETS

	December 31, 2007	December 31, 2006

Patents and trademarks	$2,611	$2,540
Less accumulated amortization	1,812	1,589

	$799	$951

Intangible assets excludes intangible assets held for sale (note 3).
Amortization of intangible assets was $224 for the year ended December 31, 2007 (2006 — $243; 2005 — $225).
10	INCOME TAXES
The following is a reconciliation of income taxes, calculated at the statutory income tax rate, to the income tax provision included in the consolidated statement of operations.

	Year ended
	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005

(Loss) income from continuing operations before income taxes	$(2,686)	$(12,909)	$27,451
Statutory income tax rate	32.12%	32.12%	33.62%

Expected income tax (recovery) expense	(863)	(4,146)	9,229
Losses and temporary differences
— valuation allowance	2,456	4,098	953
Tax effect of items not subject to tax
— dilution gain (note 4)	(1,453)	—	—
— gain on issuance of shares of subsidiary (note 5)	—	—	(10,107)
Large corporations and capital taxes	4	—	55

Income tax expense (recovery)	$144	$(48)	$130

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

10	INCOME TAXES (continued)
Income taxes are recognized for future income tax consequences attributed to estimated differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases.
The net future income tax asset is comprised of:

	December 31, 2007	December 31, 2006

Future income tax assets:
Tax benefit of loss carry-forwards and tax credits	$104,430	$144,561
Provisions and reserves	3,912	2,796
Capital, intangible and other assets	1,198	2,337
Less valuation allowance	(109,216)	(134,182)

	324	15,512

Future income tax liabilities:
Capital, intangible and other assets	(324)	(15,330)
Other	—	(182)

	(324)	(15,512)

Future income tax assets, net	$—	$—

The future income tax asset valuation allowance is in respect of tax loss carry-forwards and tax credits primarily relating to subsidiaries involved in technology development.
The Company has consolidated non-capital losses for income tax purposes of approximately $185,422 (2006 — $155,968; 2005 — $118,735) and unclaimed scientific research and experimental development expenditures of approximately $41,493 (2006 — $139,287; 2005 — $118,606) which can be used to offset taxable income, if any, in future periods. The Company also has consolidated capital losses of approximately $43,382 (2006 — $20,384; 2005 — $20,224) as well as research and development tax credits of approximately $34,963 (2006 — $52,114; 2005 — $47,380). The non-capital losses and research and development tax credits will expire at various times up to the end of 2027. The tax losses carry-forward and tax credits described above include those related to iFire which is reported as a discontinued operation (note 3). Cash taxes relating to continuing operations paid during the year amounted to $17 (2006 — $121; 2005 — $270).
Nucryst’s share of the above consolidated tax losses and credits comprises approximately $34,629 in non-capital losses, approximately $8,510 in unclaimed scientific research and development expenditures, approximately $2,107 in capital losses and approximately $4,525 in research and development tax credits. In 2005, the Canada Revenue Agency (“CRA”) commenced an examination of Nucryst’s Canadian income tax returns for 2001 and 2002. In December 2007, the CRA proposed certain transfer pricing adjustments for those years. These proposed adjustments, if processed, will not result in any cash tax liability for the Company. Although the CRA has not commenced any transfer pricing review for taxation years beyond 2002, the proposed adjustments, based on the CRA’s primary position, are expected to be extended to later taxation years. Nucryst is currently evaluating the CRA’s proposal and awaiting reports from the CRA which should provide greater details of the basis of their proposed adjustments. Following receipt of these reports, Nucryst will be better able to make an informed assessment of the CRA’s position. Any reassessments to be issued by the CRA, on an aggregate basis, could result in a material effect on the Company’s consolidated financial statements, although at this time, the potential impact cannot be reasonably estimated by Nucryst.

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

11	LONG-TERM DEBT
As at December 31, 2006, a wholly owned subsidiary of the Company had $8,000 of convertible debentures outstanding which had been issued to private investors (note 4). These debentures, which were converted to common shares in July 2007, bore interest at 5% per annum, had no recourse to the Company and were convertible into a maximum of 16,000,000 non-voting common shares of the subsidiary. These convertible debentures were financial instruments which had both debt and equity components. The value assignable to the conversion option at the date of issue was determined to be immaterial. As a result of the dilution of the Company’s interest in this subsidiary to 22.1% in the first quarter of 2007, these debentures were no longer included in the Company’s consolidated financial statements (note 4). Interest expense on these debentures reported by the Company for 2007 amounted to $94 (2006 — $361).
In the first quarter of 2008, the Company completed a credit agreement with a major Canadian financial institution. Under the terms of the revolving credit line, the Company may borrow up to $6,300 for 364 days. Borrowings will be secured by ABCP of equivalent value held by the Company. Interest rates on the credit line increase during the term from banker acceptance rate to banker acceptance rate plus 2%.
12	PROVISION FOR SITE RESTORATION
The provision for site restoration amounted to $6,580 at December 31, 2007 and 2006, with no changes reported in 2007 or 2006.
The provision relates primarily to site restoration associated with soil and groundwater reclamation and remediation, based on periodic independent estimates of these costs.
Potential recoveries of costs resulting from indemnifications provided by previous owners of the Company’s industrial sites have not been recognized in the consolidated financial statements as the amount of recovery cannot be determined. Any future recoveries will be recorded when received.
13	CAPITAL STOCK
a) Share Capital
The Company’s authorized share capital consists of an unlimited number of common shares, Preferred A shares and Preferred B shares. Changes in the Company’s common shares outstanding during 2007, 2006, and 2005 are as follows:

	2007		2006		2005
		Stated		Stated		Stated
Common Shares	Number	Capital	Number	Capital	Number	Capital

Balance at beginning of year	93,978,758	$426,122	92,900,649	$421,466	92,828,054	$421,233
Employee share purchase plan	54,531	39	50,909	244	72,595	233
RSUs exercised	102,246	101	—	—	—	—
Stock options exercised	—	—	1,027,200	4,412	—	—

Balance at end of year	94,135,535	$426,262	93,978,758	$426,122	92,900,649	$421,466

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

13	CAPITAL STOCK (continued)
During 2007, 54,531 (2006 — 50,909; 2005 — 72,595) common shares were issued with respect to the Company’s employee share purchase plan at a weighted average price of $0.49 (2006 — $3.55; 2005 — $2.36). The value of these rights to acquire common shares of $13 (2006 — $64; 2005 — $62) was reclassified from contributed surplus to share capital.
In 2007, 102,246 shares were issued as settlement for 102,246 fully vested RSUs.
No options were exercised in 2007 or 2005. In 2006, 1,027,200 options were exercised at a weighted average price of $4.19 and $108 was reclassified from contributed surplus to share capital. As a result of the exercise of Nucryst stock options, contributed surplus was reduced by $nil in 2007 (2006 — $31; 2005 — $nil).
b) Stock-based compensation plans
Employee and Director stock option plan — The Company maintains an Employee and Director Stock Option Plan under which the Company may grant options for 10,955,445 shares of common stock of the Company at an exercise price equal to the market price of the Company’s stock at the date of grant. Options awarded are exercisable for a period of 10 years and vest as to one third of the grant on each of the first, second and third anniversaries after the date of the grant. The Company maintains a Directors and Officers Share Purchase Program under the provisions of the Stock Option Plan. Under the Share Purchase Program, Directors and designated officers may be granted one option for each common share purchased to a cumulative 50,000 options. Options, equal to the net purchases of common shares by the optionee during the calendar year, vest at the end of the calendar year in which the purchases were made. Any options issued under this program which do not vest at the end of the year are cancelled.
A summary of the status of the Company’s stock option plan as at December 31, 2007, 2006 and 2005, and changes during the years ending on those dates is presented below:

	2007		2006		2005
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
Stock Options	Number	Price	Number	Price	Number	Price

Outstanding at beginning of year	4,431,900	$7.08	5,049,600	$6.68	4,659,600	$6.94
Granted	762,200	$0.85	409,500	$4.73	390,000	$3.66
Exercised	—	$—	(1,027,200)	$4.19	—	$—
Cancelled	(428,667)	$5.84	—	$—	—	$—
Expired	(316,835)	$6.85	—	$—	—	$—

Outstanding at end of year	4,448,598	$6.15	4,431,900	$7.08	5,049,600	$6.68

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

13	CAPITAL STOCK (continued)
The following table summarizes information about stock options outstanding as at December 31, 2007:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
Range of	Number	Average Remaining	Average	Number	Average
Exercise	Outstanding	Contractual Life	Exercise	Exercisable	Exercise
Prices	Dec. 31, 2007	(in years)	Price	Dec. 31, 2007	Price

$0.22—$0.93	297,200	9.9	$0.25	57,200	$0.22
$0.94—$1.40	390,000	6.2	$1.23	—	$—
$1.41—$2.10	499,533	4.0	$1.77	432,311	$1.78
$2.11—$3.20	130,800	6.1	$2.84	130,800	$2.84
$3.21—$4.80	701,000	4.5	$3.72	571,000	$3.74
$4.81—$7.20	1,351,668	2.2	$6.52	1,168,335	$6.58
$7.21—$10.81	170,000	1.1	$7.53	170,000	$7.53
$10.82—$16.20	908,397	2.1	$14.13	908,397	$14.13

Total	4,448,598	3.7	$6.15	3,438,043	$7.30

For the year ended December 31, 2007, corporate costs, research and development costs, and general and administrative expenses include additional compensation expense relating to stock options totaling $2,310 (2006 — $1,376; 2005 — $847) with an offsetting increase to contributed surplus. Discontinued operations include compensation expense relating to stock options totaling $31 (2006 — $238; 2005 — $58) with an offsetting increase to contributed surplus. Also included in general and administrative expenses for the year ended December 31, 2007 is compensation expense of $80 (2006 — $36; 2005 — $nil) related to the direct award of restricted common shares by Nucryst with a corresponding increase in non-controlling interest in the Company’s consolidated balance sheet.
The fair value of each option grant by the Company is estimated using the Black-Scholes option pricing model assuming no dividends are paid on common shares, a risk-free interest rate of 3.93% (2006 — 3.89%; 2005 — 4.33%), an average life of 7.0 years and a volatility of 63.57% (2006 — 58.08%; 2005 — 57.72%). The amounts computed according to the Black-Scholes pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.
Deferred share unit plan — The Company maintains DSUs for the non-executive Directors of the Company. DSUs are issued at the market value of the Company’s shares at the date of grant, vest upon death or retirement of the non-executive Director and are payable in cash. Directors may elect to receive additional DSUs in lieu of fees, which are issued at 90% of the market value of the Company’s shares at the date of grant. Compensation recovery relating to DSUs during the year amounted to $523 (2006 — $868; 2005 — expense $888) and as at December 31, 2007, a liability of $261 (2006 — $974) has been accrued with respect to issued DSUs. In 2007, 196,118 DSUs were exercised and settled with a cash payment of $190.
Restricted share unit plan — The Company maintains a Restricted Share Unit Plan for the Executive Officers of the Company. These units vest over three years and are payable when fully vested in a combination of common shares and cash at the weighted average trading price at the date of exercise. The liability with respect to these units is accrued over the vesting period. Compensation recovery with respect to RSUs during the year amounted to $68 (2006 — $117; 2005 — expense $524) and the corresponding accrued liability as at December 31, 2007 was $65 (2006 — $546).

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

13	CAPITAL STOCK (continued)
In 2007, 449,659 RSUs with a value of $413 were settled with the issuance of 102,246 common shares and cash payments of $312.
Stock appreciation rights — Employees of the Company, other than non-executive officers, are granted Stock Appreciation Rights. SARs are issued at the market value of the Company’s shares at the date of grant, vest over three years and are payable when vested in cash at the amount by which the market value of the Company’s shares exceed the share price at the date of grant. Net changes in the value of SARs is recognized as compensation expense over the vesting period. Compensation recovery with respect to SARs during the year amounted to $nil (2006 — $159; 2005 — expense $142). As at December 31, 2007 and 2006, there was no accrued liability relating to SARs. Payments to holders of SARs in 2007 amounted to $nil (2006 — $19; 2005 — $14).
For the year ended December 31, 2007, corporate costs include a recovery of compensation expense totaling $591 (2006 — $1,144; 2005 — expense $1,554) relating to DSUs, RSUs and SARs.
Employee share purchase plan — Under the Employee Share Purchase Plan, employees were entitled to subscribe for common shares of the Company, to a maximum value of five percent of their annual compensation. Payment for these shares was made over a 24-month period at a price per share equal to the lesser of the market value at the offering date and the market value at the end of the purchase period.
This plan was discontinued after the issuance of shares in September 2007 with respect to the 2005 and 2006 plans. At December 31, 2007, there were no outstanding purchase arrangements with employees and the aggregate value was $nil (2006 — $409; 2005 — $474). During the year ended December 31, 2007, a total of 54,531 shares were issued under this plan at an average price of $0.49 (2006 — 50,909 shares at $3.55; 2005 — 72,595 shares at $2.36).
Subsidiary stock-based compensation plans — The Company’s subsidiaries, Nucryst and iFire, maintain equity incentive plans for certain directors and employees, under which stock options have been granted representing 7.7% and 3.9% of the outstanding shares of the respective subsidiaries. These plans are accounted for using the fair value method with the related compensation expense is recorded in the consolidated statement of operations. Subsidiary stock options generally vest evenly over a three-year period and expire after 10 years from the date of grant. The exercise prices of stock options granted are not less than the fair value of the subsidiary’s stock at the time of the grant. In 2007, 4,540 Nucryst options were exercised at a weighted average price of $3.08 (2006 — 105,303 options at a weighted average price of $3.09). No shares were issued by these subsidiaries in 2005 with respect to these plans.
SARs have been granted to employees of the Company’s subsidiaries, Nucryst and iFire. SARs vest over time and may be settled with cash, shares of the subsidiary and, in the case of iFire SARs, shares of the Company at the Company’s option. The exercise prices of SARs granted are not less than the fair value of the subsidiary’s stock at the time of the grant. The total potential liability upon exercise of these SARs is capped at $586.
Net changes in the value of SARs, measured as the amount by which quoted market prices or fair value exceeds the exercise price at the measurement date, is recognized as compensation expense over the SAR’s vesting period. There was no accrued liability as at December 31, 2007 and 2006 as the estimated market value of the subsidiaries’ SARs was less than their exercise price.

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

13	CAPITAL STOCK (continued)
For the year ended December 31, 2007, research and development and general and administrative expenses included compensation expense relating to subsidiary SARs of $nil (2006 — recovery $19; 2005 — expense $35). There were no Nucryst SARs outstanding at December 31, 2007 or 2006. During the year ended December 31, 2006, 10,376 Nucryst SARs were exercised and settled through the issuance of 7,610 common shares of Nucryst (2005 — nil).
Nucryst Directors and certain Executives have been granted RSUs. These units are issued at the market value of a Nucryst share at the date of grant, vest over two to three years and are payable in common shares of Nucryst. Net changes in the value of these RSUs are recognized as compensation expense over the vesting period with an offset to contributed surplus. General and administrative expenses included compensation expense relating to Nucryst RSUs for the year ended December 31, 2007 of $79 (2006 — $nil; 2005 — $nil).
14	GUARANTEES
The Company has agreements to indemnify its Officers and Directors for certain events or occurrences while the Officer or Director is or was serving at the Company’s request in such capacity. The maximum potential amount of future payments is unlimited. However, the Company maintains Director and Officer liability insurance coverage that limits its exposure and enables the Company to recover a portion of any future amounts paid.
In addition, the Company has provided indemnifications to third parties with respect to future site restoration costs to be incurred on properties previously owned by the Company. These estimated costs have been included in the provision for site restoration (note 12).
15	COMMITMENTS AND CONTINGENCIES
Commitments
The Company is committed to capital expenditures of $41 (2006 — $937; 2005 — $2,508) and to future annual payments under operating leases for facility and office space and equipment as follows:

2008	2009	2010	2011	2012

$1,741	$1,540	$1,294	$1,306	$849

In addition, the Company has contractual obligations to make manufacturing cost rebate payments of U.S. $4,500 in each of 2008 and 2009 (note 19).
Contingencies
The Company and its subsidiaries are party to legal proceedings in the ordinary course of their businesses. Management does not expect the outcome of any of these proceedings to have a material effect on the Company’s financial position or operating results.

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

16	FINANCIAL INSTRUMENTS
Fair value of financial instruments
The carrying value of the Company’s interest in financial instruments approximates their fair value. The estimated fair value approximates the amount for which the financial instruments could currently be exchanged in an arm’s length transaction between willing parties who are under no compulsion to act. Certain financial instruments lack an available trading market and, therefore, fair value amounts should not be interpreted as being necessarily realizable in an immediate settlement of the instrument.
Interest rate risk
Interest rate risk reflects the sensitivity of the Company’s financial results and condition to movements in interest rates. For 2007, a 1% decrease in interest rates on investments, excluding ABCP (note 7), would have reduced earnings before income taxes by approximately $160. Conversely, a 1% increase in interest rates would have increased earnings before income taxes by a similar amount.
Foreign currency risk
The Company is exposed to currency risks as a result of holding U.S. dollar denominated monetary assets and as a result of export to foreign jurisdictions of goods produced in Canada. These risks are partially covered by purchases of goods and services in the foreign currency.
Credit risk
The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, investments, and accounts receivable. Cash, cash equivalents and short-term investments are placed with major financial institutions or invested in the commercial paper of large organizations. The Company currently faces credit risk relating to the exposure from holding ABCP (note 7). The Company has a concentration of credit risk through its reliance on one customer for Nucryst’s wound care products. This risk is limited due to the long-term contractual relationship with this customer.
17	EARNINGS PER COMMON SHARE
In calculating earnings per share under the treasury stock method, the numerator remains unchanged from the basic earnings per share calculation as the assumed exercise of the Company’s stock options does not result in an adjustment to income. The reconciliation of the denominator in calculating diluted earnings per share is as follows:

	Year ended
	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005

Weighted average number of common shares outstanding — basic earnings per share	94,069,547	93,523,041	92,852,120
Effect of dilutive securities
— Options	—	—	267,078
— Employee share purchase plan	—	—	1,738

Weighted average number of common shares outstanding — diluted earnings per share	94,069,547	93,523,041	93,120,936

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

17	EARNINGS PER COMMON SHARE (continued)
The impact of all dilutive securities on earnings per common share was anti-dilutive for the years ended December 31, 2007 and 2006.
Options to purchase 4,448,598 common shares were outstanding at December 31, 2007 (2006 — 4,431,900; 2005 — 5,049,600). Of these options outstanding in 2007, 4,151,398 (2006 — 3,006,900; 2005 — 3,979,100) were excluded in the calculation of diluted earnings per common share because the exercise price of the options was greater than the weighted average market value of the common shares in the year.
18	SEGMENTED INFORMATION
The Company had two operating segments, Nucryst and iFire, which have been determined based on the nature of the products produced. In November 2007, the Company announced its intention to sell iFire and, as a result, the iFire segment has been reported as a discontinued operation (note 3).
The Nucryst segment researches, develops and commercializes wound care products and pharmaceutical products based on noble metal nanocrystalline technology.
The accounting policies of the reportable segments are the same as those described in note 2. Included in other non-cash assets of $6,403 at December 31, 2007 (2006 — $6,169; 2005 — $6,914) are assets that cannot be allocated to a particular segment. Non-cash assets excludes short-term investments and assets held for sale.

			Depreciation		Non-cash
Year ended		Operating	and	Capital	Assets
December 31, 2007	Revenue	Loss	Amortization	Expenditures	Dec. 31, 2007
Nucryst	$31,830	$(635)	$1,760	$2,083	$32,923
Other	—	(10,805)	333	293	6,403

	$31,830	$(11,440)	$2,093	$2,376	$39,326

			Depreciation		Non-cash
Year ended		Operating	and	Capital	Assets
December 31, 2006	Revenue	Loss	Amortization	Expenditures	Dec. 31, 2006

Nucryst	$27,591	$(11,216)	$1,876	$5,609	$31,267
Other	—	(6,128)	738	932	6,169

	$27,591	$(17,344)	$2,614	$6,541	$37,436

		Operating	Depreciation		Non-cash
Year ended		Income	and	Capital	Assets
December 31, 2005	Revenue	(Loss)	Amortization	Expenditures	Dec. 31, 2005

Nucryst	$28,560	$1,590	$1,549	$4,584	$27,315
Other	—	(8,163)	717	1,993	6,914

	$28,560	$(6,573)	$2,266	$6,577	$34,229

All of Nucryst’s revenues are earned through a long-term exclusive licensing agreement with an international wound care company, Smith & Nephew plc (“Smith & Nephew”), which expires in 2026. Nucryst exports manufactured products to this company for their resale in international markets.

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

19	AGREEMENTS WITH SMITH & NEPHEW
On September 30, 2007, Nucryst and Smith & Nephew signed amended agreements for the sale to Smith & Nephew of Acticoat™ wound care dressings manufactured by Nucryst. The new agreements amended the criteria for the achievement of sales milestones that resulted in a U.S. $5,000 sales milestone being earned by Nucryst in the third quarter of 2007. The cost to manufacture Acticoat™ products was previously fully reimbursed to Nucryst. The cost recovery structure has been amended so that the parties will annually come to an agreement on the direct costs and fixed overhead costs for manufacturing these products. A U.S. $4,500 manufacturing cost rebate, relating to 2007, became due and payable to Smith & Nephew on September 30, 2007 under the terms of the amended agreements. Nucryst has also committed to similar payments of U.S. $4,500 in each of the years 2008 and 2009. The manufacturing cost rebate is recorded as a reduction to wound care product revenue. After 2009, additional amounts may become due under the terms of the agreements.
Milestone revenue for 2007 was $10,143 (2006 — $nil; 2005 — $5,882). Wound care product revenue for 2007 was reduced by $4,565 (2006 — $nil; 2005 — $nil) relating to the 2007 manufacturing cost rebate.
20	OPERATIONAL RESTRUCTURING
In 2007, the Company announced an operational restructuring in which staffing levels at iFire and at the Company’s corporate offices were reduced.
The total operational restructuring costs, including severances and transition costs, are estimated to amount to $8,994 of which $8,798 has been expensed in 2007. Of these amounts, $3,904 is included in discontinued operations while $4,894 is included in corporate costs in the consolidated statement of operations. In addition, approximately $196 in costs have not yet been expensed as they relate to future estimated severance amounts and to completion bonus arrangements which will be charged to operations evenly over the employees’ expected remaining employment period. These amounts do not include additional severance costs that may be incurred as a result of the decision to sell iFire discussed in note 3. Included in accounts payable and accrued liabilities at December 31, 2007 are accrued severances and transition costs of $2,430 relating to the operational restructuring. Accounts payable and accrued liabilities held for sale include accrued severance costs of $284.
21	SUBSEQUENT EVENTS
In January 2008, a wholly owned subsidiary of the Company issued to a non-related Canadian company common shares for proceeds of $1,000 representing 40% of the issued share capital of the subsidiary and $3,500 of convertible debentures. The debentures mature on January 31, 2009 and bear interest at 1.0% per annum commencing February 1, 2008. Interest is waived for the portion of the year in which the debentures are converted. The debentures have no recourse to the Company and are convertible into common non-voting shares of the subsidiary representing 58.3% of the issued share capital on a fully diluted basis. As a result of these transactions, the Company’s interest in this subsidiary was reduced to 60% in January 2008 and the Company will report a dilution gain of $1,000 in the first quarter of 2008. If the debentures are converted, the Company’s economic interest in the subsidiary will be reduced to approximately 25% and the Company’s consolidated non-capital losses, unclaimed scientific research and development expenditures and research and development tax credits will be reduced by approximately $85,000, $17,000 and $19,000 respectively.

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

22	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES
These consolidated financial statements have been prepared in accordance with Canadian GAAP which conform in all material respects with those used in U.S. GAAP, except as set forth below:

	December 31, 2007		December 31, 2006
	Canadian	U.S.	Canadian	U.S.
Consolidated Balance Sheets	GAAP	GAAP	GAAP	GAAP

Intangible assets held for sale (a)	$2,392	$2,392	$3,174	$2,174
Non-controlling interest (b)	11,757	11,730	12,805	12,775
Capital stock (b)	426,262	425,958	426,122	425,831
Contributed Surplus (b)	7,769	4,568	5,379	2,468
Deficit (a)(b)(c)	(375,881)	(382,858)	(317,848)	(326,125)
Additional paid-in-capital (c)	—	10,509	—	10,509

Shareholders’ Equity	December 31, 2007	December 31, 2006
Canadian GAAP	$56,371	$112,977
Adjustments
Stock-based compensation (b)	27	30
Research and development (a)	—	(1,000)

U.S. GAAP	$56,398	$112,007

	Year ended
Consolidated Statements of Operations	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005

(Loss) income from continuing operations
Canadian GAAP	$(2,830)	$(12,861)	$27,321
Stock-based compensation (b)	303	(280)	905
Non-controlling interest (b)	(2)	30	—
Cumulative effect of a change in accounting principle (b)	—	(202)	—

(Loss) income from continuing operations U.S. GAAP	(2,529)	(13,313)	28,226

Loss from discontinued operations
Canadian GAAP	(55,203)	(37,696)	(18,051)
Research and development (a)	1,000	1,000	1,000

Loss from discontinued operations — U.S.
GAAP	(54,203)	(36,696)	(17,051)

Net (loss) income applicable to common shareholders
U.S. GAAP	(56,732)	(50,009)	11,175
Foreign currency translation adjustments	(1,103)	(173)	(503)

Comprehensive (loss) income
U.S. GAAP	$(57,835)	$(50,182)	$10,672

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

22	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

	Year ended
(Loss) Income Per Common Share	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005

Canadian GAAP
(Loss) income from continuing operations before and after the cumulative effect of a change in accounting principle	$(0.03)	$(0.14)	$0.29
Loss from discontinued operations	$(0.59)	$(0.40)	$(0.19)
Net (loss) income	$(0.62)	$(0.54)	$0.10
U.S. GAAP
(Loss) income from continuing operations before and after the cumulative effect of a change in accounting principle	$(0.02)	$(0.14)	$0.30
Loss from discontinued operations	$(0.58)	$(0.39)	$(0.18)
Net (loss) income	$(0.60)	$(0.53)	$0.12

a)	Research and Development
Under U.S. GAAP, the cost of purchased research and development should be charged to income, in the period incurred, when no alternative uses exist for the purchased research and development. As the patents and intellectual property purchased are restricted to use in inorganic electroluminescent displays, the costs have been fully expensed under U.S. GAAP.
Under Canadian GAAP, such costs are capitalized and amortized over their estimated useful lives.
b)	Stock-based Compensation
For U.S. GAAP, on January 1, 2006, the Company adopted SFAS 123(R), “Share-Based Payment” (“SFAS 123(R)”), which requires that all share-based payments to directors and employees, including grants of stock options, be recognized in the financial statements based on their fair values.
The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company’s fiscal year 2006.
SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statement of operations. Prior to the adoption of SFAS 123(R), the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), as allowed under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Under the intrinsic value method, no stock-based compensation expense had been recognized in the Company’s consolidated statement of operations because the exercise price of the Company’s stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant.

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

22	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)
SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company’s pro forma information required under SFAS 123 for the periods prior to fiscal year 2006, the Company accounted for forfeitures as they occurred. Under Canadian GAAP, the Company accounts for forfeitures at the date they occur.
SFAS 123(R) requires that liability classified awards such as SARs be revalued to estimated fair value at each reporting date using an option pricing model. Prior to the adoption of SFAS 123(R), the Company valued SARs at the amount by which the market value exceeded the exercise price at each measurement date. Under Canadian GAAP, the Company records the value of SARs as the amount by which quoted market prices or fair value exceeds the exercise price at measurement date.
Under SFAS 123(R), the fair value of options with accelerated vesting provisions issued prior to 2007 is expensed using a graded vesting methodology. Under Canadian GAAP, the fair value of these options is expensed on a straight-line vesting basis.
The Company continues to use the Black-Scholes option-pricing model for valuation of share-based payment awards which was previously used for the Company’s pro forma information required under SFAS 123.
The impact of the implementation of SFAS 123(R) on the reconciliation between Canadian GAAP and U.S. GAAP in 2007 on the consolidated statement of operations was a decrease in stock-based compensation expense under U.S. GAAP of $303 (2006 — increase $280; 2005 — decrease $905) relating to activity in the current year and $nil (2006 — expense $202) relating to the cumulative effects of the change in accounting principle. The impact on non-controlling interest for 2007 resulting from the implementation of SFAS 123(R) amounted to an increase of $2 (2006 — decrease $30) in loss from continuing operations under U.S. GAAP.
Stock-based compensation — pro forma disclosure
For U.S. GAAP, effective January 1, 2006, the Company adopted SFAS 123(R) which requires that liability classified awards such as SARs be measured at fair value at each balance sheet date until the awards are settled. Previously, net changes in the value of SARs, measured as the amount by which the market value of the common shares of the Company exceeds the exercise price at the measurement date, were recognized as compensation expense over the SARs vesting period with a corresponding increase to accounts payable and accrued liabilities.
If compensation costs for the Company’s and its subsidiaries’ stock option plans had been determined using SFAS 123(R) prior to January 1, 2006, the Company’s net income (loss) per share for 2005 would have been adjusted to the pro-forma amounts indicated below:

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

22	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)

Year ended
Dec. 31, 2005

Net income applicable to common shareholders	$11,175
— U.S. GAAP
Total stock-based compensation expense determined under the fair-value based method for awards net of tax effects	(905)

Pro forma net income applicable to common shareholders
— U.S. GAAP	$10,270
Income per common share — U.S. GAAP
Income from continuing operations	0.30
Net income	0.12
Pro forma
Income from continuing operations	0.29
Net income	0.11

c)	Gain on issuance of shares by subsidiary
In accordance with Canadian GAAP, the Company is required to account for gains and losses on the issuance of shares by a subsidiary as a component of income. Under U.S. GAAP, the effect of such dilution gains may be recorded as income except in circumstances where subsequent capital transactions are contemplated that raise concerns about the likelihood of realizing the gain. In addition, realization of the gain is not assured where the subsidiary is a newly formed, non-operating entity; a research and development start-up; or a development-stage company. It is the Company’s policy to record dilution gains as a component of income for U.S. GAAP purposes. However, for a transaction in 2001 involving iFire, which at that time was an early stage research and development company, the dilution gain of $10,509 was required to be recorded in equity as an increase in paid-in capital rather than as income. Subsequent dilution gains have met the criteria for income statement recognition under both Canadian GAAP and U.S. GAAP.
Recently Adopted and Pending Accounting Pronouncements
SFAS 157
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company has determined that the adoption of SFAS 157 will not have a material effect on its consolidated financial statements.
SFAS 159
In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 allows entities the option to measure eligible financial instruments at fair value as of specified dates. Such election, which may be applied on an instrument by instrument basis, is typically irrevocable once elected. SFAS 159 is effective for fiscal years beginning after November 15, 2007, and early application is allowed under certain circumstances. The Company has determined that the adoption of SFAS 159 will not have a material effect on its consolidated financial position.

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

22	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)
SFAS 141(R) and SFAS 160
The FASB recently completed the second phase of its business combinations project, to date the most significant convergence effort with the International Accounting Standards Board (“IASB”), and issued the following two accounting standards:
i)	Statement No. 141(R), Business Combination; and

ii)	Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51.
These statements dramatically change the way companies account for business combinations and noncontrolling interests (minority interests in current U.S. GAAP). Compared with their predecessors, Statements 141(R) and 160 will require:
•	More assets acquired and liabilities assumed to be measured at fair value as of the acquisition date;

•	Liabilities related to contingent consideration to be remeasured at fair value in each subsequent reporting period;

•	An acquirer in preacquisition periods to expense all acquisition related costs; and

•	Noncontrolling interests in subsidiaries initially to be measured at fair value and classified as a separate component of equity.
Statements 141(R) and 160 should both be applied prospectively for fiscal years beginning on or after December 15, 2008. However, Statement 160 requires entities to apply the presentation and disclosure requirements retrospectively (e.g., by reclassifying noncontrolling interests to appear in equity) to comparative financial statements if presented. Both standards prohibit early adoption. The Company is currently assessing the impact these new standards will have on its consolidated financial statements.
FIN 48
On January 1, 2007, the Company adopted the provisions of FIN 48 that prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The adoption of FIN 48 did not result in a material impact on the Company’s financial position or results of operations.
EITF 07-3
In June 2007, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 07-3, “Accounting for Non-refundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities” (“EITF 07-3”). EITF 07-3 requires that non refundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and capitalized and recognized as an expense as the goods are delivered or the related services are performed. EITF 07-3 is effective for fiscal years beginning after December 15, 2007 and will be adopted in the first quarter of 2008. The Company has determined that the adoption of EITF 07-3 will not have a material impact on its consolidated financial statements.

The Westaim Corporation
Notes to Consolidated Financial Statements
Years Ended December 31, 2007, 2006 and 2005
(thousands of Canadian dollars except per share data)

22	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (continued)
EITF 07-1
In September 2007, the EITF reached a consensus on EITF Issue No. 07-1 “Collaborative Arrangements” (“EITF 07-1”). EITF 07-1 addresses the accounting for arrangements in which two companies work together to achieve a commercial objective, without forming a separate legal entity. The nature and purpose of a company’s collaborative arrangements are required to be disclosed, along with the accounting policies applied and the classification and amounts for significant financial activities related to the arrangements. EITF 07-1 is effective for fiscal years beginning after December 15, 2008. The Company is currently assessing the impact EITF 07-1 will have on its results of operations and financial position.

SHAREHOLDER INFORMATION
BOARD OF DIRECTORS
Ian W. Delaney 3
Non-executive Chairman of the Board
The Westaim Corporation
Neil Carragher 2, 3,
Chairman of The Corporate Partnership Ltd.
Dr. Roger G.H. Downer 2, 3
President Emeritus of the University of Limerick
G. A. (Drew) Fitch
President and Chief Executive Officer
The Westaim Corporation
Frank W. King 1, 3
President of Metropolitan Investment
Corporation
Daniel P. Owen 1, 3,
Chairman and Chief Executive Officer of
Molin Holdings Limited
Bruce V. Walter 1, 2, 3
Chairman and Chief Executive Officer of
Four Mile Investments Inc.
Numbers indicate the individual’s committee membership:
1	Member of the Audit Committee

2	Member of the Human Resources and Compensation Committee

3	Member of the Corporate Governance Committee
The Westaim Corporation Annual General Meeting of Shareholders   Tuesday May 13, 2008   10:00 a.m.
The Metro Toronto Convention Centre, North Building, Room 202 A/B
255 Front Street West, Toronto, Ontario

CORPORATE INFORMATION	STOCK INFORMATION	TRANSFER AGENT

G. A. (Drew) Fitch	Traded on The Toronto Stock Exchange	Computershare Trust Company of Canada
President and	under the symbol WED	600, 530 — 8th Avenue SW
Chief Executive Officer	Shares issued and outstanding	Calgary, Alberta T2P 3S8
The Westaim Corporation	at December 31, 2007 were 94,135,535	Tel: 1-800-564-6253
Tel: (403) 237-7272		E-Mail: service@computershare.com
Fax: (403) 237-8181
E-mail: info@westaim.com

OFFICES

Executive Office	Corporate Office	iFire Technology Ltd.	NUCRYST Pharmaceuticals Corp.

144 — 4th Avenue S.W.	1503 — 77 Avenue	9 City View Drive	50 Audubon Road
Suite 1010	Suite 201	Toronto, Ontario	Suite B
Calgary, Alberta	Edmonton, Alberta	M9W 5A5	Wakefield, Massachusetts
T2P 3N4	T6P 1M8	Tel: (416) 883-6800	01880
Tel: (403) 237-7272 Fax: (403) 237-8181	Tel: (780) 469-8211 Fax: (780) 469-8298	Fax: (416) 883-6801 E-mail: info@ifire.com	Tel: (781) 224-1444 Fax: (781) 246-6002
E-mail: info@westaim.com		www.ifire.com	E-mail: info@nucryst.com
www.westaim.com			www.nucryst.com

THE WESTAIM CORPORATION

144 — 4th Avenue S. W., Suite 1010,
Calgary, Alberta
Canada T2P 3N4

www.westaim.com
info@westaim.com